UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 6, 2022

Equillium, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-38692	82-1554746
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2223 Avenida de la Playa, Suite 105

La Jolla, CA 92037

(Address of Principal Executive Offices and Zip Code)

858-412-5302

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	EQ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On September 6, 2022, Equillium, Inc., a Delaware corporation (“Equillium”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Metacrine, Inc., a Delaware corporation (“Metacrine”), Equillium Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Equillium (“Acquisition Sub”), and Triumph Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Sub (“Merger Sub”).

Merger Agreement

Pursuant to the Merger Agreement, Merger Sub will be merged with and into Metacrine and Metacrine will continue as the surviving corporation and an indirect, wholly owned subsidiary of Equillium (the “Merger”). In connection with the Merger, all of the issued and outstanding shares of common stock of Metacrine, par value $0.0001 per share (the “Shares”), will be cancelled and converted into the right to receive consideration per share consisting of (i) the exchange ratio (the “Exchange Ratio”) determined by dividing (x) (a) 125% of Metacrine’s net cash as of the closing of the Merger (the “Closing”) by (b) the price per share of common stock of Equillium, par value $0.0001 per share (the “Equillium Common Stock”) determined based on the 10 day trading volume weighted average price per share of Equillium Common Stock calculated 10 trading days prior to the Closing date, provided that the price per share of Equillium Common Stock shall be no less than $2.70 and no more than $4.50 by (y) the aggregate fully diluted shares of Metacrine, plus (ii) any cash payable in lieu of fractional shares of Equillium’s Common Stock. The Merger is intended to be a taxable transaction.

The respective boards of directors of Equillium and Metacrine have each approved the Merger Agreement, and the board of directors of Metacrine has resolved to recommend that Metacrine’s stockholders adopt the Merger Agreement. In addition, the board of directors of Equillium has resolved to recommend that Equillium’s stockholders approve the issuance of Equillium Common Stock in the Merger.

Each of Metacrine’s stock options (the “Options”) that is outstanding as of immediately prior to the effectiveness of the Merger (the “Effective Time”) will (i), if held by a continuing employee or service provider, be substituted automatically into an Equillium option award to purchase the number of shares of Equillium Common Stock equal to the number of Shares subject to the Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (ii) if the Option is held by a former employee, service provider or director of Metacrine, (x) to the extent unvested, be cancelled without the payment of any consideration and (y) to the extent vested, be cancelled and converted into a right to receive the number of shares of Equillium Common Stock equal to (1) the number of Shares subject to the Option immediately prior to the Effective time multiplied by the excess, if any, of Metacrine’s price per Share based on the 10 day trading volume weighted average price per Share calculated 10 trading days prior to the Closing date over the per share exercise price for the Shares underlying the Option immediately prior to the Effective Time (the “Metacrine Share Value”), divided by (2) the Metacrine Share Value multiplied by the Exchange Ratio.

Each of Metacrine’s restricted stock unit awards (the “RSUs”) that is outstanding as of immediately prior to the Effective Time will (i), if held by a continuing employee or service provider, whether vested or unvested, be substituted automatically into an Equillium restricted stock unit award with respect to a number of shares of Equillium Common Stock equal to the product obtained by multiplying the total number of Shares subject to the RSU immediately prior to the Effective Time by the Exchange Ratio, and (ii) if the RSU is held by a former employee, service provider or director of Metacrine, (x) to the extent unvested, be cancelled without the payment of any consideration and (y) to the extent vested, be cancelled and converted into a right to receive the number of shares of Equillium Common Stock equal to the product obtained by multiplying the total number of Shares subject to the RSU immediately prior to the Effective Time by the Exchange Ratio.

Each of Metacrine’s warrants (the “Warrants”) that are outstanding and unexercised immediately prior to the Effective Time will be automatically substituted into a warrant to purchase the number of shares of Equillium Common Stock equal to the product obtained by multiplying the number of Shares subject to the Warrant immediately prior to the Effective Time by the Exchange Ratio. Each Warrant will have an exercise price per share of Equillium Common Stock equal to exercise price per Share immediately prior to the Effective Time divided by the Exchange Ratio.

Pursuant to the terms of the Merger Agreement, as soon as practicable following the date of the Merger Agreement, Metacrine shall take all actions with respect to Metacrine’s 2020 Employee Stock Purchase Plan (the “ESPP”) to provide that with respect to any offering periods in effect as of the date of the Merger Agreement (the “Current Purchase

Period”), (i) no employee who is not a participant in the ESPP as of the date of the Merger Agreement may become a participant in the ESPP, and (ii) no individual participating in the Current Purchase Period may increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to the date of the Merger Agreement. In addition, (A) the Current Purchase Period will end on a specified trading day occurring at least 10 days prior to the date on which the Effective Date is expected to occur; (B) there will be no offering periods following the Current Purchase Period and (C) in all events, Metacrine shall terminate the ESPP prior to the Effective Time.

Consummation of the Merger is subject to certain closing conditions, including Metacrine’s net cash being no less than $23,000,000, the absence of certain legal impediments, the effectiveness of a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”), adoption of the Merger Agreement by the holders of a majority of Metacrine’s outstanding common stock at Metacrine’s stockholders’ meeting, and approval of the issuance of shares of Equillium Common Stock in the Merger by the holders of a majority of Equillium’s outstanding common stock at Equillium’s stockholders’ meeting. The parties have made certain representations, warranties, and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of reasonable best efforts to cause the conditions to the Merger to be satisfied.

Metacrine and, subject to limited exceptions, Equillium are not permitted to, among other things, solicit, initiate, knowingly induce, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an alternative transaction proposal or to engage in discussions or negotiations with third parties regarding any alternative transaction proposal. Notwithstanding this limitation, prior to a party’s stockholders’ approving the transaction, such party may under certain circumstances provide information to and engage or participate in discussions or negotiations with third parties with respect to an unsolicited, written alternative transaction proposal that its board of directors has determined in good faith constitutes or could reasonably be expected to result in a superior proposal and failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law. Each party’s board of directors may change its recommendation to its stockholders (subject to the other party’s right to match and right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would be inconstant with the directors’ fiduciary duties under applicable law. Each party may also terminate the Merger Agreement in order to enter into a transaction constituting a superior proposal.

The Merger Agreement contains certain termination rights for both Equillium and Metacrine and further provides that, in connection with the termination of the Merger Agreement by Metacrine under certain circumstances, including termination by Metacrine to accept and enter into a definitive agreement with respect to a superior proposal, Metacrine must pay Equillium a termination fee of $1,250,000. In connection with the termination of the Merger Agreement by Equillium under certain circumstances, including termination by Equillium to accept and enter into a definitive agreement with respect to a superior proposal, Equillium must pay Metacrine a termination fee of $1,750,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference.

The Merger Agreement has been filed to provide information to investors regarding their respective terms. The Merger Agreement is not intended to provide any other factual information about Equillium or Metacrine, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger or the other transactions contemplated therein. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto which were made only for purposes of such agreement and as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure letters delivered by and to each of Equillium and Metacrine in connection with the Merger Agreement. The representations and warranties may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders or investors. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Equillium’s or Metacrine’s public disclosures.

Item 8.01.	Other Events.

A joint press release issued by Equillium and Metacrine announcing the Merger Agreement was issued on September 6, 2022 and is attached as Exhibit 99.1 to this Current Report on Form 8-K.

On September 7, 2022, Equillium will present a slide presentation to investors regarding the Merger. A copy of the slide presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with Equillium’s pending acquisition of Metacrine, Equillium will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Equillium and Metacrine and other documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”). EQUILLIUM URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUILLIUM, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by Equillium and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Equillium’s other SEC filings are also available on Equillium’s website at http://www.equilliumbio.com/.

Equillium, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Equillium’s officers and directors is included in Equillium’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.metacrine.com.This document is available free of charge at the SEC’s website at www.sec.gov or by going to Equillium’s Investors page on its corporate website at www.equilliumbio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of Equillium’s or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Current Report on Form 8-K that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Equillium and Metacrine. There can be no assurances that the proposed Merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the net cash position of Metacrine, economic, business, competitive, and/or regulatory factors affecting the businesses of Equillium and Metacrine generally, including those set forth in the filings of Equillium and Metacrine with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Equillium and Metacrine undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

2.1*	Agreement and Plan of Merger, dated September 6, 2022, by and among Equillium, Inc., Metacrine, Inc., Equillium Acquisition Sub, Inc., and Triumph Merger Sub, Inc.

99.1	Press Release of Equillium, Inc. and Metacrine, Inc. dated September 6, 2022.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. Equillium agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Equillium, Inc.

Dated: September 6, 2022	By:	/s/ Bruce Steel
Bruce Steel
President and Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

EQUILLIUM, INC.,

METACRINE, INC.,

EQUILLIUM ACQUISITION SUB, INC.

and

TRIUMPH MERGER SUB, INC.

Dated as of September 6, 2022

i

4.3	Corporate Authority and Approval	27
4.4	No Conflicts; Consents	28
4.5	Parent SEC Documents; Financial Statements; No Undisclosed Liabilities	29
4.6	Internal Controls and Procedures	30
4.7	Absence of Certain Changes	30
4.8	Litigation and Liabilities	31
4.9	Compliance with Laws	31
4.10	Form S-4 and Joint Proxy Statement/Prospectus	31
4.11	Ownership and Operations of Merger Sub and Acquisition Sub	31
4.12	Intellectual Property	32
4.13	Contracts	33
4.14	Regulatory Matters	34
4.15	Valid Issuance	34
4.16	Brokers and Finders	34
4.17	Opinion of Financial Advisor	35
4.18	Certain Business Practices	35

ARTICLE V COVENANTS		35

5.1	Interim Operations	35
5.2	Company Acquisition Proposals; Company Change in Recommendation	40
5.3	Parent Acquisition Proposals; Parent Change in Recommendation	45
5.4	Information Supplied	50
5.5	Company and Parent Stockholder Meetings	51
5.6	Regulatory Approvals and Related Matters	52
5.7	Access; Consultation	53
5.8	Stock Exchange Listing, De-listing and De-registration	54
5.9	Publicity	54
5.10	Expenses	54
5.11	Indemnification; Directors’ and Officers’ Insurance	54
5.12	Takeover Statute	56
5.13	Control of the Company’s or Parent’s Operations	56
5.14	Section 16(b)	56
5.15	Approval by Sole Stockholder of Merger Sub	56
5.16	Stockholder Litigation	56
5.17	Corporate Governance	57
5.18	Termination of Company Plans	57
5.19	Termination of Certain Agreements	57

ARTICLE VI CONDITIONS		57

6.1	Conditions to Each Party’s Obligation to Effect the Merger	57
6.2	Conditions to Obligations of Parent, Acquisition Sub and Merger Sub	57
6.3	Conditions to Obligation of the Company	58
6.4	Frustration of Conditions	59

ARTICLE VII TERMINATION		59

7.1	Termination by Mutual Consent	59
7.2	Termination by Either Parent or the Company	59
7.3	Termination by the Company	60
7.4	Termination by Parent	61
7.5	Company Termination Fee	61
7.6	Parent Termination Fee	62

ii

7.7	Effect of Termination and Abandonment	62
7.8	Remedies	62

ARTICLE VIII MISCELLANEOUS AND GENERAL		63

8.1	Survival	63
8.2	Modification or Amendment	63
8.3	Waiver	63
8.4	Counterparts; Effectiveness; .pdf Signature	64
8.5	Governing Law and Venue; Waiver of Jury Trial	64
8.6	Notices	64
8.7	Entire Agreement	65
8.8	No Third Party Beneficiaries	65
8.9	Obligations of Parent and of the Company	66
8.10	Severability	66
8.11	No Other Representations and Warranties	66
8.12	Interpretation	66
8.13	Certain Definitions	67
8.14	Assignment	75
8.15	Specific Performance	75

Exhibit	A Certificate of Merger

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of September 6, 2022, among METACRINE, INC., a Delaware corporation (the “Company”), EQUILLIUM, INC., a Delaware corporation (“Parent”), EQUILLIUM ACQUISITION SUB, INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent, (“Acquisition Sub”), and TRIUMPH MERGER SUB, INC., a Delaware corporation and a direct wholly owned Subsidiary of Acquisition Sub (“Merger Sub”). Parent, Acquisition Sub, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.0001 per share, of the Company (“Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Shares shall have the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than Shares to be cancelled in accordance with Section 2.1(a)(iii));

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and its stockholders;

WHEREAS, the Company Board has adopted resolutions approving this Agreement and the Merger, the execution of this Agreement and the consummation of the transactions contemplated hereby and declaring advisable and recommending that the Company’s stockholders approve and adopt this Agreement (the “Company Board Recommendation”) pursuant to the DGCL;

WHEREAS, the board of directors of Parent (the “Parent Board”) has adopted resolutions approving this Agreement, the execution of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the Parent Share Issuance, and recommending that Parent’s stockholders vote to approve the Parent Share Issuance (the “Parent Board Recommendation”);

WHEREAS, the respective board of directors of Merger Sub and Acquisition Sub, by resolutions duly adopted, have unanimously approved the Merger upon the terms and subject to the conditions set forth in this Agreement, have approved and declared advisable this Agreement, and have resolved to recommend to its respective sole stockholder the adoption of this Agreement; and

WHEREAS, the Company, Parent, Acquisition Sub and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I

THE MERGER; CLOSING; SURVIVING CORPORATION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the Surviving Corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place via electronic exchange of required Closing documentation, as soon as reasonably practicable, and in no event later than three (3) Business Days following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).

1.3 Effective Time. Upon the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as may be agreed upon by the Parties in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

1.4 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety as set forth in Exhibit A hereto and as so amended and restated shall be the Certificate of Incorporation of the Surviving Corporation (the “Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law.

1.5 The Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced with the name of the Company) (the “Bylaws”), and as so amended and restated shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

1.6 Directors of the Surviving Corporation . The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

1.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws.

ARTICLE II

EFFECT OF THE MERGER ON SECURITIES; EXCHANGE

2.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub:

(i) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury, if any (each such Share, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be automatically converted into the right to receive the Exchange Ratio (the aggregate shares of Parent Common Stock issued by applying the Exchange Ratio in accordance with this Section 2.1, the “Merger Consideration”).

(ii) At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration, any distributions or dividends payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2, in the case of certificated Shares, and upon receipt by the Exchange Agent of an “agent’s message” in customary form in accordance with Section 2.2(i) in the case of Uncertificated Shares.

(iii) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

2.2 Exchange of Certificates.

(a) Exchange Agent and Exchange Fund. Prior to the Effective Time, the Parties shall designate American Stock Transfer & Trust Company, LLC (“AST”) or if AST is unwilling or unable serve then such other mutually agreeable bank or trust company as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Uncertificated Shares and shall obtain no rights or interests in the shares represented thereby. At the Closing, Parent shall issue and cause to be deposited with the Exchange Agent: (i) non-certificated shares of Parent Common Stock represented by book entry issuable pursuant to Section 2.1(a); and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 2.2(e). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Exchange Agent shall mail to each holder of record of Shares represented by a Certificate (other than holders of Excluded Shares) or Uncertificated Shares (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)) or Uncertificated Shares to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)) or Uncertificated Shares (including instructions for sending an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request)) to the Exchange Agent. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(g)) to the Exchange Agent in accordance with the terms of such letter of transmittal or with respect to Uncertificated Shares receipt of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request) by the Exchange Agent, the holder of such Certificate or Uncertificated Share shall be entitled to receive in exchange therefor non-certificated shares of Parent Common Stock in book-entry form, and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.2(e) and any dividends or other distributions pursuant to Section 2.2(c), less any required Tax withholdings as provided in Section 2.2(h). The Certificate or Uncertificated Share so surrendered shall forthwith be cancelled. Until due surrender of the Certificates or Uncertificated Share, each Certificate and Uncertificated Share shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock pursuant to Section 2.2(e)). In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the applicable portion of Merger Consideration to be exchanged upon due surrender of the Certificate or Uncertificated Share pursuant to Section 2.1(a) may be issued and paid to such transferee if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Merger. No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Merger shall be paid to any holder of any unsurrendered Certificate of Uncertificated Share until such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)) or Uncertificated Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(g)) or Uncertificated Share, there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Uncertificated Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. The Exchange Agent, acting as agent for the holders of Shares otherwise entitled to receive fractional shares of Parent Common Stock, will aggregate all fractional shares of Parent Common Stock that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of such holders. Notwithstanding any other provision of this Agreement, each holder of Shares who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, rounded to the nearest whole cent and without interest, in an amount equal to the proceeds from such sale by the Exchange Agent, if any, less any brokerage commissions or other fees, transfer Taxes or other out-of-pocket transaction costs, as well as any expenses of the Exchange Agent incurred from the sale of such fractional shares of Parent Common Stock in accordance with such holder’s fractional interest in the aggregate number of shares of Parent Common Stock sold.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for one hundred eighty (180) days after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with Section 2.2(b) shall thereafter look only to Parent for delivery of any shares of Parent Common Stock, payment of cash in lieu of fractional shares and any dividends and other distributions in respect of the Parent Common Stock to be issued or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.2(h)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(g)) or Uncertificated Share, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Exchange Agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the cash in lieu of fractional shares, shares of Parent Common Stock, and any dividends and other distributions in respect of the Parent Common Stock that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.2(h)) had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent (each, a “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by the applicable Withholding Agent, such deducted or withheld amounts (i) shall be remitted by such Withholding Agent to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by such Withholding Agent.

(i) Uncertificated Shares. Any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e) that such holder is entitled to receive pursuant to this Article II in respect of such Uncertificated Shares. In lieu thereof, each registered holder of one or more Uncertificated Shares whose Shares were converted into the right to receive the Merger Consideration, any distributions or dividends payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e), shall, upon receipt by the Exchange Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Exchange Agent may reasonably request), be entitled to receive, and the Surviving Corporation shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time, the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(c) and cash in lieu of any fractional shares of Parent Common Stock payable pursuant to Section 2.2(e) for each Uncertificated Share, and the Uncertificated Shares of such holder shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to a holder of Uncertificated Shares.

2.3 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for any such Parent Common Stock, in each case issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, reorganization, subdivision, or other similar transaction, the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

2.4 Treatment of Equity Awards, ESPP and Warrants.

(a) At the Effective Time, each Company Option held by a continuing employee or service provider that is outstanding and unexercised immediately prior to the Effective Time (other than a Company Option covered by Section 2.4(b)) shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire Shares and shall be substituted and converted automatically into a Parent option award to purchase the number of shares of Parent Common Stock (each, an “Adjusted Option”) equal to the product obtained by multiplying (i) the number of Shares subject to the Company Option immediately prior to the Effective Time, by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Option shall have an exercise price per share of Parent Common Stock equal to (x) the per share exercise price for Shares subject to the corresponding Company Option immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted Option shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Option under the applicable Company Stock Plans and the agreements evidencing grants thereunder, including vesting terms.

(b) At the Effective Time, each unvested Company Option held by any former employee, former service provider or director of the Company or a Company Subsidiary that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled without the payment of any consideration and each vested Company Option held by any former employee, former service provider or director of the Company or a Company Subsidiary that is outstanding and unexercised as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into a right to receive the number of shares of Parent Common Stock equal to (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by the excess, if any, of (x) the Company Share Value over (y) the per share exercise for Shares subject to the corresponding Company Option immediately prior to the Effective Time, divided by (ii) the Company Share Value multiplied by (iii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(c) At the Effective Time, each Company RSU (other than a Company RSU covered by Section 2.4(d)) held by a continuing employee or service provider that is outstanding immediately prior to the Effective Time, whether or not vested or issuable, shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be substituted and converted automatically into a Parent restricted stock unit award with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (i) the total number of Shares subject to the Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the applicable Company Stock Plans and the agreements evidencing grants thereunder, including vesting terms.

(d) At the Effective Time, each unvested Company RSU held by any former employee, former service provider or director of the Company or a Company Subsidiary that is outstanding as of immediately prior to the Effective Time shall be cancelled without the payment of any consideration, and each vested Company RSU held by any former employee or former service provider of the Company or a Company Subsidiary that is outstanding and unexercised as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled and converted into a right to receive the number of shares of Parent Common Stock equal to (i) the number of Shares subject to the Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share.

(e) Further Action. At or prior to the Effective Time, the Company and the Company Board shall adopt any resolutions and take any actions which are necessary to effectuate the treatment of the Company RSUs and Company Options (collectively, the “Company Equity Awards”) set forth in this Section 2.4. As of the Effective Time, the Company Stock Plans will terminate and all rights under any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock of the Company or any Company Subsidiary will be cancelled. At the Effective Time, Parent shall take all actions as are reasonably necessary to substitute the Company Equity Awards in accordance with the terms of this Section 2.4.

(f) As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.4. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to the Company Equity Awards assumed by it in accordance with this Section 2.4.

(g) As soon as practicable following the date hereof, the Company shall take all actions with respect to the ESPP to provide that with respect to any offering periods in effect as of the date hereof (the “Current Purchase Period”), (i) no employee who is not a participant in the ESPP as of the date hereof may become a participant in the ESPP and (ii) each individual participating in the Current Purchase Period in progress on the date of this Agreement shall not be permitted to increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect immediately prior to the date of this Agreement, except as may be required by applicable Law. In addition, (A) the Company will end the Current Purchase Period on a specified trading day occurring at least ten (10) days prior to the date on which the Closing Date; (B) there will be no offering periods following the Current Purchase Period and (C) in all events, the Company shall terminate the ESPP prior to the Effective Time. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 2.4(g).

(h) At the Effective Time, each warrant that is outstanding and unexercised immediately prior to the Effective Time (a “Company Warrant”) shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire Shares and shall be substituted and converted automatically into a warrant to purchase the number of shares of Parent Common Stock (each, an “Adjusted Warrant”) equal to the product obtained by multiplying (i) the number of Shares subject to the Company Warrant immediately prior to the Effective Time, by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole share. Each Adjusted Warrant shall have an exercise price per share of Parent Common Stock equal to (x) the per share exercise price for Shares subject to the corresponding Company Warrant immediately prior to the Effective Time, divided by (y) the Exchange Ratio, rounded up to the nearest whole cent. Each Adjusted Warrant shall otherwise be subject to the same terms and conditions applicable to the corresponding Company Warrant.

2.5 Calculation of Company Net Cash.

(a) For purposes of this Agreement, the “Anticipated Closing Date” shall be the anticipated date for Closing, as agreed upon by Parent and the Company at least 10 days prior to the later of (i) the Company Stockholders Meeting and (ii) the Parent Stockholders Meeting, in each case subject to adjournment or postponement pursuant to Section 5.5. At least five days prior to the Anticipated Closing Date, the Company shall deliver to Parent a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of the Company Net Cash (the “Net Cash Calculation”) as of the Anticipated Closing Date, prepared and certified by the Company’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer). The Company shall make available to Parent, or its accountants and/or counsel, the work papers and back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by Parent.

(b) Within three days after delivery of the Net Cash Schedule (the “Response Date”), Parent will have the right to dispute any part of the Net Cash Schedule by delivering a written notice to that effect to the Company (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the Net Cash Calculation.

(c) If on or prior to the Response Date, Parent (i) notifies the Company in writing that it has no objections to the Net Cash Calculation or (ii) fails to deliver a Dispute Notice as provided in Section 2.5(a), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(d) If Parent delivers a Dispute Notice on or prior to the Response Date, then Representatives of both parties shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Company Net Cash, which agreed upon Company Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash, at the Anticipated Closing Date for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash at the Anticipated Closing Date pursuant to Section 2.5(d) within three days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then Parent and the Company shall jointly select an independent auditor of recognized national standing (the “Accounting Firm”) to resolve any remaining disagreements as to the Net Cash Calculation. The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within 10 days after accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Company Net Cash, made by the Accounting Firm shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash at the Anticipated Closing Date for purposes of this Agreement, and the parties shall delay the Closing until the resolution of the matters described in this Section 2.5(d). The fees and expenses of the Accounting Firm shall be allocated between Parent and Company in the same proportion that the disputed amount of Company Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Company Net Cash, (and for the avoidance of doubt the fees and expenses to be paid by the Company shall reduce Company Net Cash). If this Section 2.5(d) applies as to the determination of Company Net Cash at the Anticipated Closing Date, upon resolution of the matter in accordance with this Section 2.5(d), the parties shall not be required to determine Company Net Cash again, even if the Closing Date occurs later than the Anticipated Closing Date, except that either party may request a re-determination of Company Net Cash if the Closing Date is more than five business days after the Anticipated Closing Date.

2.6 No Dissenter’s Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Shares in connection with the Merger or any other transaction contemplated by this Agreement.

2.7 Withholding Rights . Each of the Parent, the Merger Sub, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including any consideration payable pursuant to the Merger, to any holder of Shares, Company Options, Company RSUs or any other recipient of payments hereunder any amounts it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted by the Parent, the Merger Sub, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder or other recipient in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent as set forth in the statements contained in this Article III except as set forth in the Company SEC Documents filed and publicly available after January 1, 2021 but prior to the date of this Agreement (the “Filed Company SEC Documents”) (excluding any disclosures in the Filed Company SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by the Company to Parent at or before the execution and delivery of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Letter shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

3.1 Organization, Good Standing and Qualification. Each of the Company and each of the Company’s Subsidiaries (such Subsidiaries of the Company, the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated certificate of incorporation of the Company, dated as of September 18, 2020 (the “Company Charter”) and the amended and restated bylaws of the Company in effect as of the date of this Agreement, dated as of September 18, 2020 (the “Company Bylaws”), in each case as in effect on the date of this Agreement.

3.2 Company Subsidiaries.

(a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company Subsidiaries and any shares of capital stock, voting securities or equity interests in any other entity which interests are owned by the Company or any Company Subsidiary have been validly issued and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all material Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws. Section 3.2(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Company Subsidiaries.

(b) Except as set forth on Section 3.2(b) of the Company Disclosure Letter, and except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

3.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of preferred stock, par value $0.0001 (the “Company Preferred Stock” and, together with the Shares, the “Company Capital Stock”). At the close of business on August 31, 2022, (i) 42,569,515 Shares were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) no Shares were held by the Company in its treasury, (iv) 2,425,752 Shares were reserved and available for issuance pursuant to the Company Stock Plans, including (A) 1,263,317 Shares issuable upon vesting or settlement of outstanding Company RSUs (whether or not vested and whether or not granted under the Company Stock Plans), and (B) 4,082,608 Shares issuable upon exercise of outstanding Company Options (whether or not vested and whether or not granted under the Company Stock Plans), (v) 999,255 Shares were reserved for issuance pursuant to the ESPP, (vi) 154,240 Shares issuable upon exercise of outstanding warrants, and (vii) no Shares are estimated to be subject to outstanding purchase rights under the ESPP (assuming the closing price per Share as reported on the purchase date for the Current Purchase Period is equal to the Company Share Value and employee contributions continue until such purchase date at the levels in place as of the date immediately preceding the date of this Agreement). Except as set forth in this Section 3.3(a), at the close of business on August 31, 2022, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. From the close of business on August 31, 2022 to the date of this Agreement, there have been no issuances by the Company of shares of capital stock or voting securities of, or other equity interests in, the Company, other than the issuance of Shares upon the vesting or settlement of Company RSUs and the issuance of Shares upon the exercise of Company Options, in each case, outstanding at the close of business on August 31, 2022 and in accordance with their terms in effect at such time. The Company has delivered or made available to Parent copies of all Company Stock Plans covering the Company Options and Company RSUs outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options, and the restricted stock unit agreements evidencing such Company RSUs. The Company has delivered or made available to Parent copies of the ESPP and applicable offering documents.

(b) All outstanding shares of Company Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise, settlement or vesting of the Company Options or Company RSUs will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws, any Contract to which the Company is a party or otherwise bound, or by applicable Law. Except as set forth above in this Section 3.3 there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by or other obligations of the Company or any Company Subsidiary that are linked in any way to the price of any class of the capital stock of the Company or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Other than (1) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Other than as contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any of the Company’s stockholders is a party to (i) any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, the Company or (ii) any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) No Subsidiary of the Company owns any Shares.

(d) Neither the Company nor any Company Subsidiary or associates (as defined in Section 203 of the DGCL) owns, or has owned at any time within the past three (3) years, any shares of Parent Common Stock.

3.4 Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. On or prior to the date of this Agreement, the Company Board adopted resolutions, by vote at a meeting duly called, at which all participating directors of the Company were present, and in support of the Company Board Recommendation and directing that this Agreement be submitted to the Company’s stockholders for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b) Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares with respect to the Merger (the “Company Stockholder Approval”) and the satisfaction of the requirement under the Exchange Act for the Company stockholders to approve or disprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers, no other corporate proceedings on the part of the Company are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent, Acquisition Sub and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”).

(c) Prior to the date of this Agreement, the Company and the Company Board have taken all action necessary to exempt each of the execution and delivery of this Agreement and the transactions contemplated hereby under or thereunder, or make not subject, to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation or (iii) any provision of the organizational documents of the Company and the Company Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law. There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.

3.5 No Conflicts; Consents.

(a) Except as set forth on Section 3.5(a) of the Company Disclosure Letter, and assuming compliance with the applicable provisions of the DGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not, (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any Company Material Contract or any material Company Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.5(b), any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

(b) Except as set forth on Section 3.5(b) of the Company Disclosure Letter, no Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made by, or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the transactions contemplated hereby, other than (i) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Form S-4, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the transactions contemplated hereby, (ii) compliance with and filings under the HSR Act and any other applicable Antitrust Laws, (iii) receipt of the Company Stockholder Approval, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which the Company are qualified to do business, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (vi) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration, and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

3.6 Company SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2021 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated unaudited balance sheet as of June 30, 2022 (or the notes thereto) (the “Company Balance Sheet”) as included in the Company SEC Documents, (ii) for liabilities and obligations incurred since June 30, 2022 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 3.6, the term “liabilities” shall not include liabilities or obligations of the Company or any Company Subsidiary to perform under or comply with any applicable Law, action, Judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Company or any Company Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

3.7 Internal Controls and Procedures.

(a) Each of the chief executive officer of the Company and the chief financial officer of the Company (or each former chief executive officer of the Company and each former chief financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of the Company or any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(c) The Company is, and since September 18, 2020 has been, in compliance in all material respects with the applicable Nasdaq listing and corporate governance rules and requirements.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements.

3.8 Absence of Certain Changes. Since the date of the Company Balance Sheet, except as contemplated or permitted hereby, there has not been a Company Material Adverse Effect. From the date of the Company Balance Sheet until the date of this Agreement, except as contemplated hereby, the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the ordinary course of the Company’s business.

3.9 Litigation and Liabilities. As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a liability or obligation that is material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

3.10 Benefits Matters; ERISA Compliance.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a true, complete and correct list of each material Company Plan.

(b) True and complete copies of the following documents, with respect to each material Company Plan, where applicable, have been provided or made available to Parent on or prior to the date of this Agreement (other than option notices and grant agreements made on forms provided or made available to Parent and other than at-will employment offer letters entered into on forms provided or made available to Parent): (i) all documents embodying or governing such Company Plan (or, if unwritten, a written summary thereof), and all amendments thereto, and to the extent applicable, any related trust or other funding vehicle, (ii) the most recent determination letter or opinion letter received from or issued by the IRS with respect to each Company Plan intended to qualify under Section 401 of the Code, (iii) the three most recently filed IRS Form 5500s, (iv) the most recent actuarial valuation report, (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto, (vi) all non-discrimination testing for the three most recently completed plan years, and (vii) all non-routine correspondence to and from any Governmental Entity.

(c) All Company Plans are, and have been operated and administered, in compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code) in all material respects. Each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and applicable guidance thereunder and no payment to be made under any Company Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code. Each Company Option has been granted with an exercise price equal to fair market value on the date of grant (or repricing, as the case may be) and is not subject to taxation under Section 409A of the Code. The Company does not have any obligation to gross-up or otherwise reimburse any person for any tax incurred by such person pursuant to Section 409A or Section 280G of the Code. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan or current or former service provider of the Company or the Company Subsidiaries that would reasonably be expected to result in any liability to the Company or any ERISA Affiliate. None of the Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each ERISA Affiliate have timely made all contributions, distributions, reimbursements and payments that are due with respect to each Company Plan, and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued with respect to each Company Plan. Each Company Plan can be amended, terminated or otherwise discontinued at any time in accordance with its terms, without liability to Parent, the Company or any ERISA Affiliate (other than ordinary administration expenses).

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter or opinion letter from the Internal Revenue Service (the “IRS”) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Each non-U.S. Company Plan, to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Knowledge of the Company, nothing has occurred that would adversely affect such registration or approval.

(e) Neither the Company nor any Company Subsidiary nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (each, an “ERISA Affiliate”) has, within the past six (6) years, maintained or contributed to, or has, within the past six (6) years, been obligated to maintain or contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) There are no pending or, to the Knowledge of the Company or any Company Subsidiary, threatened audits, inquiries, investigations or proceedings relating to the Company Plans or any fiduciary or service provider thereof, and to the Knowledge of the Company and Company Subsidiaries, there is no reasonable basis for any such litigation, audits, inquiries, investigations or proceeding.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could reasonably be expected to, either alone or in combination with any other event, (i) result in any payment becoming due to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary, (ii) increase the amount or value of any compensation or benefits under any Company Plan or otherwise payable to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary, (iii) result in the acceleration of the time of payment, vesting or funding of any compensation or benefits, (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code and whether or not such payment is considered to be reasonable compensation for service rendered) becoming due to any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary or (v) limit the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Plan or related trust. Neither the Company nor any Company Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer, director or other service provider of the Company or any Company Subsidiary for any excise or additional tax, interest or penalties incurred by such individual under Section 4999 or Section 409A of the Code.

(h) Neither the Company nor any ERISA Affiliate provides, is required to provide, or has promised to provide, any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their dependents, except as required by Section 4980B of the Code.

(i) No Company Plan is, and neither the Company nor any Company ERISA Affiliate has or has ever sponsored, maintained contributed to, been required to contribute to or had or has any obligations or liability (current or contingent) under or with respect to any plan, policy, program, agreement and arrangement that covers any employee, former employee, or consultant of the Company or any of its Subsidiaries or ERISA Affiliates who resides or works outside the United States.

3.11 Labor Matters.

(a) The Company has provided to Parent a complete and correct list, as of the date of this Agreement, of all current employees, consultants, and independent contractors of the Company and the Company Subsidiary which sets forth the following information with respect to each, as applicable: (i) name (or identification number, if required by applicable Law), (ii) status as an employee, consultant, or independent contractor, (iii) title or position, (iv) the entity or entities by which such individual is employed or engaged, (v) hire date, (vi) current annual or hourly base compensation or retention rate, (vii) target bonus or incentive compensation rates for current fiscal year, (viii) accrued but unused vacation or paid time off, (ix) active or inactive status,(x) accrued but unused sick days; (xi) full-time or part-time status, (xii) exempt or nonexempt status; and (xiii) employment or engagement location.

(b) Except as set forth on Section 3.11(b) of the Company Disclosure Letter, all employees of the Company and the Company Subsidiaries are employed on an at will basis and their employment can be terminated at any time, with or without notice, severance, or other similar benefit, for any reason or no reason at all. No employee of the Company or a Company Subsidiary has been granted the right to continued employment by the Company or any successor. Except as set forth on Section 3.11(b) of the Company Disclosure Letter, the engagements of all consultants and independent contractors are terminable by the Company without advance notice, termination fee, or other penalty.

(c) The Company and the Company Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws related to labor and employment, including but not limited to, those pertaining to payment of wages and other compensation, overtime, meal and rest break requirements, classification of employees as exempt or non-exempt and classification of workers as employees or independent contractors, hours of work, leaves of absence, equal opportunity, discrimination, harassment, immigration, occupational health and safety, workers’

compensation, background checks, hiring, pre-employment tests, affirmative action, equal pay, restrictive covenants and the payment of social security and other Taxes. There are no, and since January 1, 2019, there have not been any, litigation, charges, investigations, administrative proceedings, governmental audits, governmental investigations, arbitrations, mediation, or complaints related to labor or employment matters (including the matters listed in the foregoing sentence), including any such proceedings threatened or pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any other Governmental Entity, against or involving the Company or any Company Subsidiary or pertaining to any Company (or Company Subsidiary) employee or independent contractor. The Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from all payments to employees, consultants, and independent contractors of the Company and the Company Subsidiary and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(d) The Company and the Company Subsidiaries have, since January 1, 2019, (i) properly classified their U.S.-based employees as exempt or nonexempt under all applicable Laws, and (ii) properly classified their workers as employees or independent contractors under all applicable Laws.

(e) The Company and Company Subsidiary are not, and have never been, party to any collective bargaining or other contract with any labor union or organization. No labor organization or group of employees of the Company or any Company Subsidiary has made a demand for recognition or certification, and to the Knowledge of the Company, there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are no organizing activities, strikes, work stoppages, slowdowns, lockouts, arbitrations, grievances, or other labor disputes pending or, to the Knowledge of the Company, threatened against or involving the Company or any Company Subsidiary.

(f) The Company is in full compliance with the Worker Readjustment and Notification Act (29 USC §2101) and any other similar Laws or other legal requirements (collectively, the “WARN Act”). The Company has never engaged in any redundancies, reductions in force, mass layoffs, plant closings, or other employment action that required, or reasonably could have required, advance notice under the WARN Act. No Company employees have experienced an “employment loss,” as defined in the WARN Act, in the past 90 days.

(g) As of the date of this Agreement (i) no claims, allegations, or reports of discrimination, retaliation, harassment, or sexual harassment have been made to the Company against an employee, consultant, or independent contractor of the Company or any Company Subsidiary and (ii) the Company has never conducted any investigations or entered into any settlement agreements with respect to any such claims, allegations, or reports.

(h) Section 3.11(h) of the Company Disclosure Letter identifies each employee, consultant, and independent contractor of the Company or any Subsidiary who is subject to a non-competition and/or non-solicitation agreement with the Company or any Subsidiary and includes a form of each such agreement.

3.12 Compliance with Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws and material Company Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no, and since January 1, 2020, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened alleging that the Company or a Company Subsidiary is not in compliance with any applicable Law or the Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit.

3.13 Contracts.

(a) Except for this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of

(i) each Contract to which the Company or any of the Company Subsidiaries is a party that:

(A) restricts the ability of the Company or the Company Subsidiaries to compete in any business or with any Person in any geographical area in a manner that is material to the Company and the Company Subsidiaries, taken as a whole,

(B) would, to the Knowledge of the Company, restrict in any material respect the ability of Parent or any of the Parent Subsidiaries to compete in any business or with any Person in any geographical area after the Effective Time,

(C) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole,

(D) provides for “exclusivity” or any similar requirement in favor of any third party in a manner that is material to the Company and the Company Subsidiaries, taken as a whole, or

(E) would require disclosure under Item 404 of SEC Regulation S-K,

(ii) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material Indebtedness of the Company or any of the Company Subsidiaries is outstanding or may be incurred, other than any such agreement between or among the Company and the wholly owned Company Subsidiaries and other than accounts payable in the ordinary course of business,

(iii) each Company Lease,

(iv) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole,

(v) each Contract for Company Licensed IP,

(vi) each Contract under which the Company or any Company Subsidiary provides an express covenant not to sue for infringement of Intellectual Property Rights,

(vii) each employment agreement, offer letter, independent contractor agreement, or other Contract with any employee, consultant, and independent contractor of the Company and the Company Subsidiary that is not immediately terminable at-will by the Company with less than 60 days’ notice and without any severance, or other cost or liability (other than costs and liabilities for work performed prior to termination),

(viii) each Contract providing for retention payments, change of control payments, severance, accelerated vesting or any other payment or benefit that may or will become due as a result of the Merger; and

(ix) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing material liability or material obligation of the Company or any Company Subsidiaries) or calls for aggregate payments or receipts by the Company and its Subsidiaries of more than $250,000 over the remaining term of such Contract. Each agreement, Contract, understanding or undertaking of the type described in this Section 3.13(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of Section 6.2(a), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Company Material Contract is in full force and effect and (iii) none of Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in material breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in material breach or default thereunder.

3.14 Environmental Matters.

(a) Except for matters that, individually or in the aggregate, are not reasonably likely to result in a liability that is material to the Company and its Subsidiaries, taken as a whole: (i) neither the Company nor any of its Subsidiaries is in violation of any Environmental Law; and (ii) the Company and its Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and its Subsidiaries are in compliance with such permits, licenses and other authorizations.

3.15 Taxes . Except as set forth on Section 3.15 of the Company Disclosure Letter:

(a) The Company and the Company Subsidiaries have filed all material Tax Returns that are or have been required to be filed by them, and all such Tax Returns were true, correct and complete in all material respects. All Taxes of the Company and the Company Subsidiaries have been timely paid (whether or not shown or required to be shown on any Tax Return). None of the Company or the Company Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return other than customary extensions for which no approval is required. There are no security interests or other encumbrances on any of the assets of the Company or any Company Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens. No written claim has ever been made in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(b) The Company and the Company Subsidiaries have timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) There is no dispute, audit, investigation, proceeding or claim concerning any Tax liability of the Company or any Company Subsidiary raised by any Governmental Entity in writing that remains unpaid, and none of the Company or Company Subsidiaries has received written notice of any threatened disputes, audits, inquiries, investigations, proceedings or claims relating to any Taxes.

(d) None of the Company or any Company Subsidiary has, or has had, any permanent establishment or other Taxable presence in any country other than its country of incorporation.

(e) None of the Company or any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to, or requested, any extension of time with respect to a Tax assessment or deficiency, in each case that is currently in effect.

(f) Neither the Company nor any Company Subsidiary has any material liability under any agreements relating to the indemnification, reimbursement, allocating or sharing of Taxes to which the Company or any Company Subsidiary is a party other than customary agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes.

(g) None of the Company or the Company Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group filing Tax Returns on a consolidated, affiliated, combined, unitary or similar basis other than the affiliated group of which the Company is the common parent or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law) as a transferee or successor or otherwise by operation of Law.

(h) None of the Subsidiaries that is a foreign corporation for U.S. federal income Tax purposes (i) will recognize a material amount of “subpart F income” within the meaning of Section 952 of the Code during a taxable year that includes but does not end on the Closing Date (ii) has any “investments in United States property” as defined in Section 956 of the Code, or (iii) is or was required to include any amount as “subpart F income” pursuant to Section 965(a) of the Code.

(i) Section 3.15(i) of the Company Disclosure Letter sets forth the entity classification of the Company and each of the Company Subsidiaries for U.S. federal income tax purposes. The Company has not made an election or taken any other action to change its federal and state income tax classification from such classification.

(j) Neither the Company nor any Company Subsidiary has ever been a distributing or controlled corporation in a transaction intended to qualify under Section 355 of the Code.

(k) Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Section 301.6011-4(b) of the Treasury Regulations.

3.16 Intellectual Property.

(a) For each item of material Registered IP within the Company Owned IP (“Company Owned Registered IP”), and each item of material Registered IP within the Company Licensed IP (“Company Licensed Registered IP” and, collectively with Company Owned Registered IP, the “Company Registered IP”), Section 3.16(a) of the Company Disclosure Letter identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application, patent or registration number and (iv) any other co-owners. To the knowledge of the Company, each of the patents and patent applications included in the Company Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business) is pending or, to the knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Company Registered IP listed on Section 3.16(a) of the Company Disclosure Letter is being or has been contested or challenged.

(b) The Company owns all right, title and interest in and to all material Company Owned IP (other than as disclosed on Section 3.16(a) of the Company Disclosure Letter), free and clear of all Liens other than Permitted Liens and any Lien caused or created by any action or failure to act by any Person other than the Company or any Company Subsidiary, and, to the Company’s knowledge, has the right, pursuant to valid agreements to use all other material Intellectual Property Rights used to conduct the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement. The Company has executed valid and enforceable written agreements with each of its former directors, officers, employees, consultants and independent contractors and Company Associates who were or are, as applicable, engaged in creating or developing any material Company Owned IP, pursuant to which each such Person has: (i) agreed to hold all trade secrets and confidential information of the Company in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable; and (ii) presently assigned to the Company all of such Person’s rights, title and interest in and to all material Intellectual Property Rights, created or developed for the Company or any Company Subsidiary in the course of such Person’s employment or retention thereby. To the knowledge of the Company, no party thereto is in default or breach of any such agreements.

(c) To the knowledge of the Company, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution is being used to create material Company Owned IP (other than as disclosed on Section 3.16(a) of the Company Disclosure Letter), except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights to such material Company Owned IP or the right to receive royalties for the practice of such material Company Owned IP.

(d) Section 3.16(d) of the Company Disclosure Letter sets forth each license agreement pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used in the conduct of the business of the Company and the Company Subsidiaries as conducted as of the date of this Agreement (each a “Company In-bound License”), other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the ordinary course of business, or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company under a Company In-bound License, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, service agreements, consulting arrangements or non-exclusive outbound licenses entered into in the ordinary course of business.

(e) To the knowledge of the Company: (i) the operation of the business of the Company and the Company Subsidiaries as currently conducted does not infringe any valid and enforceable Registered IP owned by any other Person or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no Person is infringing, misappropriating or otherwise violating any material Company IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the knowledge of the Company, is threatened in writing) (A) against the Company alleging that the operation of the business of the Company and the Company Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person (B) by the Company that another Person has infringed, misappropriated or otherwise violated any of the Company IP. Since January 1, 2019 and, to the knowledge of the Company, prior to such date, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company and the Company Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) The Company has taken reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other confidential technical information. No trade secret, know-how, or proprietary information material to the business (with respect to know-how or proprietary information, that has not been publicly disclosed) of the Company and the Company Subsidiaries as presently conducted has been authorized to be disclosed or, to the knowledge of the Company, has been actually disclosed by the Company or any Company Subsidiary to any Person other than pursuant to a non-disclosure agreement or other agreement specifying terms and conditions that are reasonable and customary in connection with the relevant relationship for the disclosure and use of such Intellectual Property Rights or information.

(g) None of the Company Owned IP or, to the knowledge of the Company, Company Licensed IP, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP, other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business.

3.17 Regulatory Matters.

(a) The Company and each of its Subsidiaries have all material permits, licenses, registrations, authorizations, certificates, orders, approvals, franchises, variances and other similar rights issued by or obtained from any Governmental Entities (collectively, “Permits”) required to conduct its business as currently conducted, including all such Permits required by any Governmental Entity, except for such Permits the absence of which would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole (the “Company Permits”).

(b) The Company Permits are in full force and effect, except for any failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is in compliance under such Company Permits, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, the Company and each of its Subsidiaries: (i) is and at all times has been in compliance, to the extent applicable, with all statutes, rules, regulations (including all applicable requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders and final guidance administered or issued by any Governmental Entity exercising authority applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product tested, developed, promoted, marketed, manufactured or distributed by the Company and each of its Subsidiaries; (ii) has not received any written notice or correspondence from any Governmental Entity alleging or asserting any noncompliance with any Company Permits; and (iii) has not received written notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Company Permit and, to the Company’s Knowledge, there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action.

(d) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, (i) the studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of the Company or any of its Subsidiaries are being conducted or have been conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company or its Subsidiaries and all applicable laws and regulations and (ii) since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notices or correspondence from a Governmental Entity or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any investigational new drug application, studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or any of its Subsidiaries.

3.18 Insurance; Properties.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy of the Company or any Company Subsidiary is in full force and effect and was in full force and effect during the periods of time such insurance policy are purposed to be in effect, (ii) neither the Company nor any of the Company Subsidiaries is (with our without notice or lapse of time, or both) in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice) under any such policy, (iii) there is no claim by the Company or any of the Company Subsidiaries pending under any such policies that to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice.

(b) Neither the Company nor any of the Company Subsidiaries owns any real property or any interest in real property.

(c) Section 3.18(c)(i) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of all written Company Leases (or a written description of any oral Company Leases) for all of the parcels of Leased Company Property. The Company and each of the Company Subsidiaries holds valid and existing leaseholder interest in the Leased Company Property and has complied in all material respects with the terms of all leases, subleases and licenses entitling it to the use or occupancy of real property owned by third parties where the Company or any of its Subsidiaries holds an interest as tenant, subtenant, licensee or other similar party and such real property is material to the business of the Company and the Company Subsidiaries, taken as a whole (the “Company Leases”), and all the Company Leases are valid and in full force and effect, except, in each case, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.18(c)(ii) of the Company Disclosure Letter, to the Company’s Knowledge, there are no leases, subleases, licenses, concessions or other agreements granting to any party or parties (other than the Company or a Company Subsidiary) the right of use or occupancy of any material portion of any premises subject to a Company Lease.

3.19 Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to each of the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference therein.

3.20 Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than MTS Health Partners (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company or the Company Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, the Company has furnished to Parent true and complete copies of all agreements between the Company or its Subsidiaries and the Company Financial Advisor relating to the transactions contemplated hereby.

3.21 Opinion of Financial Advisor. As of the date of this Agreement, the Company Board has received the opinion of the Company Financial Advisor, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to holders of Shares. The Company shall, promptly following the execution of this Agreement by all Parties, furnish a copy of each such written opinion to Parent solely for informational purposes (it being agreed that none of the Parent or Merger Sub, nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

3.22 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties of the Parent and the Merger Sub in Section 4.2(d), the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) and any other “takeover” law shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

3.23 Certain Business Practices. None of Company, any Company Subsidiaries or, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on their behalf, has, directly or indirectly (a) taken any action that would cause them to be in violation of any provision of the FCPA or other Anti-Corruption and Anti-Bribery Laws in other countries in which the Company and its Subsidiaries conduct business, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees, or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or similar unlawful payment in violation of the FCPA or other Anti-Corruption and Anti-Bribery Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUISITION SUB AND MERGER SUB

Parent represents and warrants to the Company as set forth in the statements contained in this Article IV except as set forth in the Parent SEC Documents filed and publicly available after January 1, 2021 but prior to the date of this Agreement (the “Filed Parent SEC Documents”) (excluding any disclosures in the Filed Parent SEC Documents in any risk factors section, any forward-looking disclosure in any section related to forward-looking statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein) or in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Letter shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.

4.1 Organization, Good Standing and Qualification. Each of Parent, Acquisition Sub, Merger Sub and each of Parent’s other Subsidiaries (such Subsidiaries of Parent, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Parent Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent, Acquisition Sub, Merger Sub and the Parent Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company prior to execution of this Agreement, true and complete copies of the (a) certificate of incorporation of Parent (the “Parent Charter”), (b) the bylaws of Parent (the “Parent Bylaws”), (c) the certificate of incorporation of Acquisition Sub, (d) the bylaws of Acquisition Sub, (e) the certificate of incorporation of Merger Sub, and (f) the bylaws of Merger Sub, in each case, as in effect as of the date of this Agreement.

4.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”), and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on August 31, 2022, (i) 34,352,084 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Common Stock were held by Parent in its treasury, (iv) 8,241,001 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Stock Plans, including 5,275,025 shares of Parent Common Stock issuable upon the exercise of outstanding Parent Stock Options (whether or not presently exercisable) and (v) 1,366,141 shares of Parent Common Stock issuable upon the exercise of outstanding warrants. Except as set forth in this Section 4.2(a), at the close of business on August 31, 2022, no shares of capital stock or voting securities of, or other equity interests in, Parent were issued, reserved for issuance or outstanding. From the close of business on August 31, 2022 to the date of this Agreement, there have been no issuances by Parent of shares of capital stock or voting securities of, or other equity interests in, Parent other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options outstanding at the close of business on August 31, 2022 and in accordance with their terms in effect at such time in all material respects.

(b) All outstanding shares of Parent Capital Stock are, and, at the time of issuance, all such shares that may be issued upon the exercise, settlement or vesting of Parent Stock Options will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws, any material Contract to which Parent is a party or otherwise bound, or any applicable Law. The shares of Parent Common Stock constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent Bylaws or any Contract to which Parent is a party or otherwise bound. Except as set forth above in this Section 4.3(b) or pursuant to the terms of this Agreement, there are no issued, reserved for issuance or outstanding, and there are no outstanding obligations of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, (y) any warrants, calls, options or other rights to acquire from Parent or any Parent Subsidiary, or any other obligation of Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Parent or any Parent Subsidiary, or (z) any rights issued by or other obligations of Parent or any Parent Subsidiary that are linked in any way to the price of any class of Parent Capital Stock or any shares of capital stock of any Parent Subsidiary, the value of Parent, any Parent Subsidiary or any part of Parent or any Parent Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Parent or any Parent Subsidiary. Other than (1) the acquisition by Parent of shares of Parent Common Stock in connection with the surrender of shares of Parent Common Stock by holders of Parent Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Parent Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Parent Stock Plans and (3) the acquisition by Parent of awards granted pursuant to the Parent Stock Plans in connection with the forfeiture of such awards, there are not any outstanding obligations of Parent or any of the Parent Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of Parent or any Parent Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. Other than as contemplated by this Agreement, neither Parent nor any of the Parent Subsidiaries nor, to the Knowledge of Parent, any of Parent’s stockholders, is a party to any (i) voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Parent or (ii) agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of the Parent Subsidiaries.

(c) No Parent Subsidiary owns any shares of Parent Common Stock.

(d) Neither Parent nor any Parent Subsidiary or associates (as defined in Section 203 of the DGCL) owns, or has owned at any time within the past three (3) years, any Shares.

4.3 Corporate Authority and Approval.

(a) Each of Parent, Acquisition Sub and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject, with respect to Parent, to receipt of the Parent Stockholder Approval and, with respect to Merger Sub, the adoption of this Agreement by Acquisition Sub in its capacity as sole stockholder of Merger Sub, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Parent Board has adopted resolutions, by vote at a meeting duly called (i) determining that the terms of this Agreement and the transactions contemplated hereby are advisable and in the best interests of Parent and its stockholders, (ii) approving the Merger and this Agreement and the transactions contemplated hereby, including, but not limited to, the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Parent Share Issuance”) and (iii) recommending that the stockholders of Parent approve the Parent Share Issuance in connection with the Merger and directing that the Parent Share Issuance be submitted to Parent’s stockholders for approval at a duly held meeting of such stockholders for such purpose (the “Parent Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn.

(b) Except for the approval of the Parent Share Issuance by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock present in person or by proxy and entitled to vote thereon, at the Parent Stockholders Meeting (such approval, the “Parent Stockholder Approval”), no other corporate proceedings on the part of Parent are necessary to authorize, adopt, or approve, as applicable, this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the DGCL). Parent, Acquisition Sub and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent, in accordance with its terms except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception.

(c) There is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Parent or any of Parent Subsidiaries is subject, party or otherwise bound.

4.4 No Conflicts; Consents.

(a) Except as set forth on Section 4.4(a) of the Parent Disclosure Letter and assuming compliance with the applicable provisions of the DGCL, the HSR Act, if applicable, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by Parent, Acquisition Sub and Merger Sub, as applicable, does not, and the performance by Parent, Acquisition Sub, and Merger Sub, as applicable, of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with, or result in any violation of any provision of, the Parent Charter, the Parent Bylaws or the comparable charter or organizational documents of any Parent Subsidiary (assuming that the Parent Stockholder Approval is obtained, that Parent, in its capacity as sole stockholder of Acquisition Sub, adopts this Agreement, and that Acquisition Sub, in its capacity as sole stockholder of Merger Sub, adopts this Agreement), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or give rise to any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any Parent Subsidiary under, any provision of any Parent Material Contract or any material Parent Permit or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.5(b), any Judgment or Law, in each case, applicable to Parent or any Parent Subsidiary or their respective properties or assets (assuming that the Parent Stockholder Approval is obtained, that Parent, in its capacity as sole stockholder of Acquisition Sub, adopts this Agreement, and that Acquisition Sub, in its capacity as sole stockholder of Merger Sub, adopts this Agreement), other than, in the case of clauses (ii) or (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby and thereby.

(b) To the Knowledge of Parent, no Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the transactions contemplated hereby, other than (i) (A) the filing with the SEC of the Joint Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Form S-4, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the transactions contemplated hereby, (ii) compliance with and filings under the HSR Act and any other applicable Antitrust Laws, (iii) receipt of the Parent Stockholder Approval, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the filing of appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (vi) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect and would not prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby.

4.5 Parent SEC Documents; Financial Statements; No Undisclosed Liabilities.

(a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Parent with the SEC since January 1, 2021 (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, being collectively referred to as the “Parent SEC Documents”).

(b) Each Parent SEC Document (i) at the time filed, complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Parent included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in Parent’s consolidated unaudited balance sheet as of June 30, 2022 (or the notes thereto) as included in the Parent SEC Documents, (ii) for liabilities and obligations incurred since June 30, 2022 in the ordinary course of business and (iii) for liabilities and obligations incurred as permitted by this Agreement, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Section 4.5, the term “liabilities” shall not include liabilities or obligations of Parent or any Parent Subsidiary to perform under or comply with any applicable Law, action, Judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by Parent or any Parent Subsidiary with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

4.6 Internal Controls and Procedures.

(a) Each of the chief executive officer of Parent and the chief financial officer of Parent (or each former chief executive officer of Parent and each former chief financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. None of Parent or any of the Parent Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(b) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets.

(c) Parent is, and since January 1, 2020 has been, in compliance in all material respects with the applicable Nasdaq listing and corporate governance rules and requirements.

(d) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(e) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Parent Subsidiaries in Parent’s or such Parent Subsidiary’s published financial statements.

4.7 Absence of Certain Changes . Since June 30, 2022, except as contemplated or permitted hereby, there has not been a Parent Material Adverse Effect. From June 30, 2022 until the date of this Agreement, except as contemplated hereby, the business of Parent and its Subsidiaries, taken as a whole, has been conducted in the ordinary course of the Parent’s business.

4.8 Litigation and Liabilities . As of the date of this Agreement, there is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent or of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a liability or obligation that is material to Parent and its Subsidiaries, taken as a whole. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent or any of its Subsidiaries or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.9 Compliance with Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2020 have been, in compliance with all applicable Laws and Parent Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, there is no, and since January 1, 2020, there has been no, action, demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened alleging that Parent or a Parent Subsidiary is not in compliance with any applicable Law or Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit.

4.10 Form S-4 and Joint Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to each of Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

4.11 Ownership and Operations of Merger Sub and Acquisition Sub. Parent directly owns beneficially all of the outstanding shares of common stock of Acquisition Sub. Acquisition Sub was formed solely for the purpose of forming Merger Sub to facilitate the Merger, has engaged in no other business activities, and has incurred no liabilities or obligations other than as contemplated hereby or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement. The authorized shares of common stock of Acquisition Sub consist of 100 shares, all of which are validly issued and outstanding. All of the issued and outstanding shares of Acquisition Sub are directly owned by Parent, free and clear of any Liens other than Liens imposed under any federal or state securities Laws. Parent indirectly owns beneficially all of the outstanding shares of common stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger, has engaged in no other business activities, and has incurred no liabilities or obligations other than as contemplated hereby or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement. The authorized shares of common stock of Merger Sub consist of 100 shares, all of which are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are directly owned by Acquisition Sub, free and clear of any Liens other than Liens imposed under any federal or state securities Laws.

4.12 Intellectual Property.

(a) For each item of material Registered IP within the Parent Owned IP (“Parent Owned Registered IP”), and each item of material Registered IP within the Parent Licensed IP (“Parent Licensed Registered IP” and, collectively with Parent Owned Registered IP, the “Parent Registered IP”), Section 4.12(a) of the Parent Disclosure Letter identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application, patent or registration number and (iv) any other co-owners. To the Knowledge of the Parent, each of the patents and patent applications included in the Parent Owned Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business) is pending or, to the Knowledge of the Parent, threatened in writing, in which the scope, validity, enforceability or ownership of any Parent Registered IP listed on Section 4.12(a) of the Parent Disclosure Letter is being or has been contested or challenged.

(b) The Parent owns all right, title and interest in and to all material Parent Owned IP (other than as disclosed on Section 4.12(a) of the Parent Disclosure Letter), free and clear of all Liens other than Permitted Liens and any Lien caused or created by any action or failure to act by any Person other than the Parent or any Parent Subsidiary, and, to the Parent’s Knowledge, has the right, pursuant to valid agreements to use all other material Intellectual Property Rights used to conduct the business of the Parent and the Parent Subsidiaries as conducted as of the date of this Agreement. The Parent has executed valid and enforceable written agreements with each of its former directors, officers, employees, consultants and independent contractors and Parent Associates who were or are, as applicable, engaged in creating or developing any material Parent Owned IP, pursuant to which each such Person has: (i) agreed to hold all trade secrets and confidential information of the Parent in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable; and (ii) presently assigned to the Parent all of such Person’s rights, title and interest in and to all material Intellectual Property Rights, created or developed for the Parent or any Parent Subsidiary in the course of such Person’s employment or retention thereby. To the Knowledge of the Parent, no party thereto is in default or breach of any such agreements.

(c) To the Knowledge of the Parent, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution is being used to create material Parent Owned IP (other than as disclosed on Section 4.12(a) of the Parent Disclosure Letter), except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights to such material Parent Owned IP or the right to receive royalties for the practice of such material Parent Owned IP.

(d) Section 4.12(d) of the Parent Disclosure Letter sets forth each license agreement pursuant to which the Parent (i) is granted a license under any material Intellectual Property Right owned by any third party that is used in the conduct of the business of the Parent and the Parent Subsidiaries as conducted as of the date of this Agreement (each a “Parent In-bound License”), other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the ordinary course of business, or (ii) grants to any third party a license under any material Parent IP or material Intellectual Property Right licensed to the Parent under a Parent In-bound License, other than any material transfer agreements, clinical trial agreements, nondisclosure agreements, service agreements or non-exclusive outbound licenses entered into in the ordinary course of business (each, a “Parent Out-Bound License”).

(e) To the Knowledge of the Parent: (i) the operation of the business of the Parent and the Parent Subsidiaries as currently conducted does not infringe any valid and enforceable Registered IP owned by any other Person or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Parent IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Parent, is threatened in writing) (A) against the Parent alleging that the operation of the business of the Parent and the Parent Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another

Person (B) by the Parent that another Person has infringed, misappropriated or otherwise violated any of the Parent IP. Since January 1, 2019 and, to the Knowledge of the Parent, prior to such date, the Parent has not received any written notice or other written communication alleging that the operation of the business of the Parent and the Parent Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f) The Parent has taken reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other confidential technical information. No trade secret, know-how, or proprietary information material to the business (with respect to know-how or proprietary information, that has not been publicly disclosed) of the Parent and the Parent Subsidiaries as presently conducted has been authorized to be disclosed or, to the Knowledge of the Parent, has been actually disclosed by the Parent or any Parent Subsidiary to any Person other than pursuant to a non-disclosure agreement or other agreement restricting the disclosure and use of such Intellectual Property Rights or information.

(g) None of the Parent Owned IP or, to the Knowledge of the Parent, Parent Licensed IP, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Parent of any such Parent IP, other than patent prosecution activities being conducted before a Governmental Entity in the ordinary course of business.

4.13 Contracts.

(a) Except for this Agreement, neither the Parent nor any Parent Subsidiary is a party to any Contract required to be filed by the Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Parent Contract”) that has not been so filed.

(b) Other than Filed Parent Contracts, Section 4.13(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Parent has made available to Company true and complete copies, of (i) each partnership, joint venture or similar agreement, Contract, understanding or undertaking to which the Parent or any of the Parent Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, material to the Parent and the Parent Subsidiaries, taken as a whole, (ii) each Contract for material Parent Licensed IP and Parent Out-Bound License and (iii) each Contract relating to the disposition or acquisition by the Parent or any of the Parent Subsidiaries of any material business or any material amount of assets (excluding dispositions or acquisitions which were consummated prior to the date of this Agreement and with respect to which there is no ongoing material liability or material obligation of the Parent or any Parent Subsidiaries). Each Contract of the type described in this Section 4.13(b) and each Filed Parent Contract is referred to herein as a “Parent Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Material Contract (including, for purposes of Section 6.3(a), any Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Parent or one of the Parent Subsidiaries, as the case may be, and, to the Knowledge of the Parent, of the other parties thereto, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception, (ii) each such Parent Material Contract is in full force and effect and (iii) none of Parent or any of the Parent Subsidiaries is (with or without notice or lapse of time, or both) in material breach or default under any such Parent Material Contract and, to the Knowledge of the Parent, no other party to any such Parent Material Contract is (with or without notice or lapse of time, or both) in material breach or default thereunder.

4.14 Regulatory Matters.

(a) Parent and each of its Subsidiaries have all material Permits required to conduct its business as currently conducted, including all such Permits required by any Governmental Entity, except for such Permits the absence of which would not reasonably be expected to result in a liability that is material to Parent and its Subsidiaries, taken as a whole (the “Parent Permits”).

(b) The Parent Permits are in full force and effect, except for any failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to Parent and its Subsidiaries, taken as a whole. Parent and each of its Subsidiaries is in compliance under such Parent Permits, except for such failures to comply that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to Parent and its Subsidiaries, taken as a whole.

(c) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to Parent and its Subsidiaries, taken as a whole, since January 1, 2020, Parent and each of its Subsidiaries: (i) is and at all times has been in compliance, to the extent applicable, with all statutes, rules, regulations (including all applicable requirements relating to Good Manufacturing Practices, Good Clinical Practices and Good Laboratory Practices), and with all orders and final guidance administered or issued by any Governmental Entity exercising authority applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product tested, developed, promoted, marketed, manufactured or distributed by Parent and each of its Subsidiaries; (ii) has not received any written notice or correspondence from any Governmental Entity alleging or asserting any noncompliance with any Parent Permits; and (iii) has not received written notice that any Governmental Entity has taken or is intending to take action to limit, suspend, modify or revoke any Parent Permit and, to Parent’s Knowledge, there is no action or proceeding pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case alleging that such Governmental Entity is considering such action.

(d) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a liability that is material to Parent and its Subsidiaries, taken as a whole, (i) the studies, tests and preclinical and clinical trials, if any, conducted by or on behalf of Parent or any of its Subsidiaries are being conducted or have been conducted in accordance with experimental protocols, procedures and controls pursuant to accepted professional and scientific standards for products or product candidates comparable to those being developed by Parent or its Subsidiaries and all applicable laws and regulations and (ii) since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notices or correspondence from a Governmental Entity or any institutional review board or comparable authority requiring the termination, clinical hold or partial clinical hold, suspension or material modification of any investigational new drug application, studies, tests or preclinical or clinical trials conducted by or on behalf of Parent or any of its Subsidiaries.

4.15 Valid Issuance. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.16 Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than Vantage Point Advisors, Inc. (the “Parent Financial Advisor”), the fees and expenses of which will be paid by Parent or Parent Subsidiaries, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. Prior to the execution of this Agreement, Parent has furnished to the Company true and complete copies of all agreements between Parent or its Subsidiaries and the Parent Financial Advisor relating to the transactions contemplated hereby.

4.17 Opinion of Financial Advisor. As of the date of this Agreement, the Parent Board has received the opinion of the Parent Financial Advisor, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Parent shall, promptly following the execution of this Agreement by all Parties, furnish a copy of each such written opinion to the Company solely for informational purposes (it being agreed that neither the Company nor any of their respective affiliates or Representatives, shall have the right to rely on such opinion).

4.18 Certain Business Practices. None of Parent, any Parent Subsidiaries or, to the Knowledge of the Parent, any officer, director, agent, employee or other Person acting on their behalf, has, directly or indirectly (a) taken any action that would cause them to be in violation of any provision of the FCPA or other Anti-Corruption and Anti-Bribery Laws in other countries in which Parent and its Subsidiaries conduct business, (b) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees, or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or similar unlawful payment in violation of the FCPA or other Anti-Corruption and Anti-Bribery Laws.

ARTICLE V

COVENANTS

5.1 Interim Operations.

(a) Conduct of Business by the Company. Except for matters set forth in Section 5.1(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the transactions contemplated hereby) or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms (such time, the “Pre-Closing Period”), the Company shall, and shall cause each Company Subsidiary to, (i) use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and material business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following (provided that no such consent of Parent may be required to the extent the Company reasonably believes, based on its outside counsel’s advice, that obtaining such consent may violate any Laws):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of Shares to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (2) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards, and (3) the acquisition by the Company of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to acquire Shares held by any officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Company or any Company Subsidiary upon termination of such Person’s employment or engagement by the Company or any Company Subsidiary;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, other than Permitted Liens, (except for transactions among the Company and wholly owned Company Subsidiaries) (A) any shares of capital stock of the Company or any Company Subsidiary, (B) any other equity interests or voting securities of the Company or any Company Subsidiary, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, or (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, except, in each case of (A)-(C), for issuing Shares upon the exercise of Company Options, or the settlement or vesting of Company RSUs or other equity awards outstanding under the Company Stock Plans in accordance with their respective terms as of the date hereof;

(iii) (A) amend the Company Charter or the Company Bylaws (including by merger, consolidation or otherwise) or (B) amend in any material respect the charter or organizational documents of any Company Subsidiary (including by merger, consolidation or otherwise) except, in the case of each of the foregoing clauses (A) and (B) as may be required by applicable Law;

(iv) except as required by applicable Law or as required by the terms of any Company Plan set forth in Section 3.10 of the Company Disclosure Letter as in effect on the date hereof: (A) increase the salaries, bonus opportunities, incentive compensation or other compensation or benefits payable to any employee, consultant, or independent contractor of the Company or a Company Subsidiary; (B) grant, announce or pay any new, retention, severance, change in control or other similar bonus or similar compensation to any employee, consultant, or independent contractor of the Company or a Company Subsidiary, (C) establish, amend, terminate or increase the benefits or costs provided under any Company Plan, (D) accelerate the vesting or payment of, or take any action to fund, any benefit or payment provided to employees or service providers of the Company or the Company Subsidiaries, (E) hire, promote or terminate (without cause) any employee, consultant, or independent contractor of the Company or the Company Subsidiaries or (F) allow for the commencement of any new offering periods under the ESPP;

(v) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement);

(vi) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any Person (other than any transaction solely between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries);

(vii) sell, lease (as lessor), license, covenant not to assert, mortgage and leaseback or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any properties, rights or assets (including any Company IP) that are material to the Company and its Subsidiaries taken as a whole (other than sales and non-exclusive licenses of products or services in the ordinary course of business consistent with past practice), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement, including any Interim Contracts (as defined below)), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice, (D) in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.1(a)(viii) and guarantees thereof or (E) for any transactions among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice;

(viii) incur any Indebtedness, except for (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate; (B) intercompany Indebtedness among the Company and the wholly owned Company Subsidiaries in the ordinary course of business consistent with past practice or (C) making borrowings under the Company’s credit facility (as existing on the date hereof) in the ordinary course of business consistent with past practice;

(ix) make, or agree or commit to make any capital expenditures that are not contemplated by the capital plan for 2022 (copies of which were previously provided to Parent) or that exceeds the amount budgeted for any capital expenditure in the capital plan for 2022;

(x) waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create material obligations of the Company or any of the Company Subsidiaries other than the payment of monetary damages (A) equal to or less than the amounts reserved with respect thereto on the Company SEC Documents or (B) other than as contemplated by Section 5.16 not in excess of $500,000 in the aggregate;

(xi) enter into, modify, amend, extend, renew, replace or terminate any collective bargaining or other labor union Contract applicable to the employees of the Company or any of the Company Subsidiaries;

(xii) subject to a Lien (other than Permitted Liens), assign, transfer, convey title (in whole or in part), license, covenant not to assert, grant any right or other licenses to, or otherwise dispose of, material trademarks, trademark rights, trade names or service marks or other material Company IP, or enter into licenses or agreements that impose material restrictions upon the Company or any Company Subsidiaries with respect to material trademarks, trademark rights, trade names or service marks or other material Intellectual Property Rights owned by any third party, in each case other than non-exclusive licenses in the ordinary course of business consistent with past practice;

(xiii) other than in the ordinary course of business, materially amend or modify any Company Material Contract or enter into, materially amend or modify any Contract that would be a Company Material Contract if it had been entered into prior to the date of this Agreement;

(xiv) except as required by applicable Law, make, change or revoke any material Tax election, change any method of Tax accounting or annual Tax accounting period, amend any material Tax Return, settle any claim, action or proceeding relating to material Taxes, waive any statute of limitations for any material Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), obtain or request any material Tax ruling or closing agreement, or surrender any right to obtain a material Tax refund;

(xv) enter into any new line of business outside of its and the Company Subsidiaries’ existing business;

(xvi) commence any clinical trial of any product candidate of the Company;

(xvii) dissolve or liquidate the Company or any Company Subsidiary; or

(xviii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except for matters set forth in Section 5.1(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement (including to effect any of the transactions contemplated hereby) or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Parent shall, and shall cause each Parent Subsidiary to, (i) use commercially reasonable efforts to conduct its business in the ordinary course consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact its business organization and material business relationships. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Parent shall not, and shall not permit any Parent Subsidiary to, do any of the following (provided that no such consent of Parent may be required to the extent the Company reasonably believes, based on its outside counsel’s advice, that obtaining such consent may violate any Laws):

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Parent Subsidiary to its parent, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary or any securities of Parent or any Parent Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Parent or any Parent Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (1) the withholding of Parent Common Stock to satisfy the exercise price and/or Tax obligations with respect to awards granted pursuant to any Parent stock plan, (2) the acquisition by Parent of awards granted pursuant to any Parent stock plan in connection with the forfeiture of such awards, and (3) the acquisition by the Parent of Parent Common Stock outstanding as of the date hereof pursuant to Parent’s right (under written commitments in effect as of the date hereof) to acquire shares of Parent Common Stock held by any officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of Parent or any Parent Subsidiary upon termination of such Person’s employment or engagement by Parent or any Parent Subsidiary;

(ii) sell, exclusively license, mortgage or otherwise encumber or subject to any Lien (other than any Permitted Lien), or otherwise dispose of any properties, rights or assets (including any Parent IP) that are material to Parent and its Subsidiaries taken as a whole (other than sales and non-exclusive licenses of products or services in the ordinary course of business consistent with past practice), except (A) pursuant to Contracts or commitments in effect on the date of this Agreement (or entered into after the date of this Agreement without violating the terms of this Agreement), (B) any of the foregoing with respect to inventory in the ordinary course of business consistent with past practice, (C) any of the foregoing with respect to obsolete or worthless equipment in the ordinary course of business consistent with past practice or (D) for any transactions among Parent and the wholly owned Parent Subsidiaries in the ordinary course of business consistent with past practice;

(iii) other than in the ordinary course of business, materially amend or modify any Parent Material Contract or enter into, materially amend or modify any Contract that would be a Parent Material Contract if it had been entered into prior to the date of this Agreement;

(iv) issue, sell or agree to issue or sell (1) (A) shares of capital stock of the Parent, (B) other equity interests or voting securities of the Parent, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Parent, or (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Parent, except (i) in any such case for employee compensation payments in the ordinary course of business of Parent consistent with past practice, and (ii) that in the aggregate would not equal or exceed 20% of Parent’s outstanding capital stock as of the date of this Agreement, in each case excluding (x) the share issuable as Merger Consideration, and (y) in each case of (A)-(C), excluding shares of Parent Common Stock issuable upon the exercise of options or other equity awards outstanding under the Parent’s equity incentive or stock purchase plans in accordance with their respective terms as of the date hereof, or (2) (a) shares of capital stock of any Parent Subsidiary, (b) other equity interests or voting securities of any Parent Subsidiary, (c) any securities convertible into or exchange able or exercisable for capital stock or voting securities of, or other equity interests in, any Parent Subsidiary, or (d) any warrants, calls, options or other rights to acquire any capital stock or securities of, or other equity interests in, any Parent Subsidiary; or

(v) acquire another business or restructure, reorganize or completely or partially liquidate, in each case, to the extent that such action would, or would reasonably be expected to, (A) require the financial statements of such acquired Person or business to be incorporated within the Form S-4 under Regulation S-X of the Securities Act, or (B) otherwise prevent, materially delay or materially impair the consummation of the Merger.

(c) Notice of Material Events. During the Pre-Closing Period, each Party shall promptly notify the other Party in writing of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VI impossible or unlikely or (in the case of the Company) that has had or could reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, a Party shall promptly advise the other Party in writing of (i) any claim asserted or Legal Proceeding commenced, or, to the Party’s knowledge, either: (A) with respect to a Governmental Entity, overtly threatened; or (B) with respect to any other Person, threatened in writing, in each case against, relating to, involving or otherwise affecting any of the transactions contemplated hereby; (ii) any knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated hereby; and (iii) any other material Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any Party or its respective Subsidiaries. No notification given pursuant to this Section 5.1(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of such Party contained in this Agreement.

(d) Net Cash Reports. During the Pre-Closing Period, the Company shall provide an unaudited monthly report setting forth the Company Net Cash expected at Closing as of the end of each calendar month, which shall be delivered within 15 days after the end of such month, or such longer periods as the parties may agree to in writing.

(e) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 5.1 shall be in writing and shall be deemed given as provided for in Section 8.6, and, in each case, shall be addressed to such individuals as the Parties shall designate in writing from time to time.

5.2 Company Acquisition Proposals; Company Change in Recommendation.

(a) No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.2, the Company and its and its Subsidiaries’ directors and officers shall not, and shall not direct any of its and their respective employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, along with such directors and officers, “Representatives”) to, directly or indirectly:

(i) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate (including by way of granting a waiver under Section 203 of the DGCL), any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;

(ii) participate in any discussions or negotiations or cooperate in any way with any Person regarding any proposal or offer the consummation of which would constitute a Company Acquisition Proposal;

(iii) provide any information or data concerning the Company or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Company Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Company Acquisition Proposal;

(iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Company Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal;

(v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents; or

(vi) resolve, publicly propose or agree to do any of the foregoing.

The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or proposal that could reasonably be expected to lead to a Company Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, the Company shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Company Acquisition Proposal within the last 30 days, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Company Acquisition Proposal, effective on the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person. The Company shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between the Company and any Person (other than Parent), and, subject to Section 5.2(b), shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such Person to submit a Company Acquisition Proposal.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.2(a), prior to the time, but not after, the Company Stockholder Approval is obtained, the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) which did not result from a breach, in any material respect, of Section 5.2(a) and so long as it has provided prior written notice to Parent of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) contact the Person or group of Persons making such Company Acquisition Proposal to clarify the terms and conditions thereof, (ii) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Company Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Company Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of a Company Acquisition Proposal), and (iii) engage or participate in any discussions or negotiations with any such Person regarding such Company Acquisition Proposal if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) after consultation with an independent financial advisor that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to result in a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. The Company shall promptly (and, in any event, within 24 hours) notify Parent (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by the Company, (ii) any non-public information is requested in connection with any Company Acquisition Proposal from the Company or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated or continued with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep Parent informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional written requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.2 or otherwise prohibits the Company from complying with its obligations under this Section 5.2. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 5.2 or otherwise prohibit the Company from complying with its obligations under this Section 5.2.

(d) Definitions. For purposes of this Agreement:

“Company Acquisition Proposal” means any proposal (other than a proposal or offer by Parent or any of its Subsidiaries) for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (ii) issuance or acquisition of securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (iii) any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and of the subsidiaries of the Company that constitute or account for (x) more than 20% of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (y) more than 20% of the fair market value of the consolidated assets of the Company; or (iv) any liquidation or dissolution of the Company.

“Company Intervening Event” means any event or development that has a material effect on the Company and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Company Board prior to the receipt of the Company Stockholder Approval and (ii) does not relate to (A) a Company Acquisition Proposal or (B) (1) any changes in the market price or trading volume of the Company or Parent (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto), (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto), (3) any events or developments relating to Parent or any of the Parent Affiliates, (4) any event or development generally affecting the industries in which Company or Parent operate or in the economy generally or other general business, financial or market conditions, (5) any change in any applicable Law and (iii) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the Company or Parent (or refrained to be taken by the Company or Parent) pursuant to the Agreement or the consummation of the transactions contemplated hereby.

“Company Superior Proposal” means any bona fide, binding, written Company Acquisition Proposal on terms which the Company Board determines in its good faith judgment, after consultation with outside counsel and an independent financial advisor, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.2(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal); provided that for purposes of the definition of “Company Superior Proposal”, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 5.2(f) and Section 5.2(g), the Company Board and each committee of the Company Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, or remove the Company Board Recommendation from or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus (each, a “Company Change in Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than a confidentiality agreement referred to in Section 5.2(b) entered into in compliance with Section 5.2(a)) relating to or that could reasonably be expected to lead to any Company Acquisition Proposal or requiring the Company (or that would require or could reasonably be expected to require the Company) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated hereby (a “Company Alternative Acquisition Agreement”).

(f) Fiduciary Exception to No Company Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.2(e), following receipt of an unsolicited, bona fide written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of Section 5.2(a) and with respect to which the Company has received a written, definitive form of Company Alternative Acquisition Agreement that has not been withdrawn, and the Company Board determining in good faith, after consultation with independent financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation with respect to such Company Superior Proposal, if all of the following conditions are met:

(i) the Company shall have complied in all material respects with the provisions of this Section 5.2 and shall have (A) provided to Parent four Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other written documents and a summary of the material terms of oral communications related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation, (x) engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii) the Company Board shall have determined, in good faith, after consultation with independent financial advisors and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Company Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Company Change in Recommendation Due to Company Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.2(e), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Company Intervening Event shall require a new notice and an additional two Business Day period), and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by Parent in such a manner that the failure of the Company Board to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company Board shall have determined in good faith, after consultation with independent financial advisors and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent, the failure to make a Company Change in Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 5.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Company Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Company Board is affirmed or remains unchanged; provided, further, that this Section 5.2(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 5.2(f) or 5.2(g). The Company shall not submit to the vote of its stockholders any Company Acquisition Proposal or Company Superior Proposal prior to the termination of this Agreement.

(i) Breach by Representatives. The Company agrees any action taken by any director, officer, outside legal counsel or Company Affiliate or by the Company Financial Advisor (collectively, the “Company Specified Representatives”) that, if taken by Company, would constitute a breach of any provision set forth in this Section 5.2 shall be deemed to constitute a breach of such provision by the Company.

5.3 Parent Acquisition Proposals; Parent Change in Recommendation.

(a) No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.3, Parent and its and its Subsidiaries’ directors and officers shall not, and shall not direct any of its and their respective Representatives to, directly or indirectly:

(i) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate (including by way of granting a waiver under Section 203 of the DGCL), any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;

(ii) participate in any discussions or negotiations or cooperate in any way with any Person regarding any proposal or offer the consummation of which would constitute a Parent Acquisition Proposal;

(iii) provide any information or data concerning Parent or any of its Subsidiaries to any Person in connection with any proposal the consummation of which would constitute a Parent Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Parent Acquisition Proposal;

(iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Parent Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal;

(v) adopt, approve or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL); take any action or exempt any Person (other than the Company and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Parent’s organizational or other governing documents; or

(vi) resolve, publicly propose or agree to do any of the foregoing.

Parent shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or proposal that could reasonably be expected to lead to a Parent Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Parent Acquisition Proposal. As soon as reasonably practicable after the date of this Agreement, Parent shall deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Parent Acquisition Proposal within the last 30 days, to the effect that Parent is ending all discussions and negotiations with such Person with respect to any Parent Acquisition Proposal, effective on the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person. Parent shall take all actions necessary to enforce its rights under the provisions of any “standstill” agreement between Parent and any Person (other than the Company), and, subject to Section 5.3(b), shall not grant any waiver of, or agree to any amendment or modification to, any such agreement, to permit such Person to submit a Parent Acquisition Proposal.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.3(a), prior to the time, but not after, the Parent Stockholder Approval is obtained, Parent may, in response to an unsolicited, bona fide written Parent Acquisition Proposal (which Parent Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) which did not result from a breach, in any material respect, of Section 5.3(a) and so long as it has provided prior written notice to the Company of the identity of such Person and its intention to engage or participate in any discussions or negotiations with any such Person, (i) contact the Person or group of Persons making such Parent Acquisition Proposal to clarify the terms and conditions thereof, (ii) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person who made such Parent Acquisition Proposal; provided that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such non-public information, Parent receives from the Person making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person as the Confidentiality Agreement’s terms are on the Company (it being understood that such confidentiality agreement need not prohibit the making or amending of a Parent Acquisition Proposal), and (iii) engage or participate in any discussions or negotiations with any such Person regarding such Parent Acquisition Proposal if, and only if, prior to taking any action described in clause (ii) or (iii) above, the Parent Board determines in good faith after consultation with outside legal counsel that (A) after consultation with an independent financial advisor that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to result in a Parent Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) Notice. Parent shall promptly (and, in any event, within 24 hours) notify the Company (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Parent Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Parent Acquisition Proposal are received by Parent, (ii) any non-public information is requested in connection with any Parent Acquisition Proposal from Parent or (iii) any discussions or negotiation with respect to or that could reasonably be expected to lead to a Parent Acquisition Proposal are sought to be initiated or continued with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep the Company informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including by promptly providing copies of any additional written requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above. Parent agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits Parent from providing any information to the Company in accordance with this Section 5.3 or otherwise prohibits Parent from complying with its obligations under this Section 5.3. Parent further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit Parent from providing any information to the Company in accordance with this Section 5.3 or otherwise prohibit Parent from complying with its obligations under this Section 5.3.

(d) Definitions. For purposes of this Agreement:

“Parent Acquisition Proposal” means any proposal (other than a proposal or offer by the Company or any of its Subsidiaries) for (i) any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of the Parent; (ii) issuance or acquisition of securities representing more than 20% of the outstanding shares of any class of voting securities of Parent; (iii) except as permitted pursuant to Section 5.1(b) of this Agreement or as disclosed in Section 5.1(b) of the Parent Disclosure Letter, any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of Parent and of the subsidiaries of Parent that constitute or account for (x) more than 20% of the consolidated net revenues of Parent, consolidated net income of Parent or consolidated book value of Parent; or (y) more than 20% of the fair market value of the consolidated assets of Parent; or (iv) any liquidation or dissolution of Parent.

“Parent Intervening Event” means any event or development that has a material effect on Parent and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Parent Board prior to the execution of this Agreement, which event, occurrence, fact, condition, change, development or effect becomes known to, or reasonably foreseeable by, the Parent Board prior to the receipt of the Parent Stockholder Approval and (ii) does not relate to (A) a Parent Acquisition Proposal or (B) (1) any changes in the market price or trading volume of the Company or Parent (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto), (2) the Company or Parent meeting, failing to meet or exceeding published or unpublished revenue or earnings projections, in each case in and of itself (it being understood that the cause of such change may be taken into consideration unless otherwise excluded pursuant hereto), (3) any events or developments relating to the Company or any of the Company Affiliates, (4) any event or development generally affecting the industries in which Company or Parent operate or in the economy generally or other general business, financial or market conditions, (5) any change in any applicable Law and (iii) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the Company or Parent (or refrained to be taken by the Company or Parent) pursuant to the Agreement or the consummation of the transactions contemplated hereby.

“Parent Superior Proposal” means any bona fide, binding, written Parent Acquisition Proposal on terms which the Parent Board determines in its good faith judgment, after consultation with outside counsel and an independent financial advisor, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Parent’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.3(f) of this Agreement and the time likely to be required to consummate such Parent Acquisition Proposal); provided that for purposes of the definition of “Parent Superior Proposal”, the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”

(e) No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Sections 5.3(f) and 5.3(g), the Parent Board and each committee of the Parent Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Parent Board Recommendation or approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Parent Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification, or remove the Parent Board Recommendation from or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus (a “Parent Change in Recommendation”) or (ii) cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than a confidentiality agreement referred to in Section 5.3(b) entered into in compliance with Section 5.3(a)) relating to or that could reasonably be expected to lead to any Parent Acquisition Proposal or requiring Parent (or that would require or could reasonably be expected to require Parent) to abandon, terminate, or fail to consummate the Merger or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated hereby (a “Parent Alternative Acquisition Agreement”).

(f) Fiduciary Exception to No Parent Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 5.3(e), following receipt of an unsolicited, bona fide written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a breach of Section 5.3(a) and with respect to which Parent has received a written, definitive form of Parent Alternative Acquisition Agreement that has not been withdrawn, and the Parent Board determining in good faith, after consultation with independent financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, the Parent Board may, at any time prior to the time the Parent Stockholder Approval is obtained, make a Parent Change in Recommendation with respect to such Parent Superior Proposal, if all of the following conditions are met:

(i) the Parent shall have complied in all material respects with the provisions of this Section 5.3 and shall have (A) provided to the Company four Business Days’ prior written notice, which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Parent Acquisition Proposal), and shall have contemporaneously provided an unredacted copy of the Parent Alternative Acquisition Agreement and all other written documents and a summary of the material terms of oral communications related to the Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional two

Business Day period) and (3) that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation, and (B) prior to making such a Parent Change in Recommendation, (x) engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such notice period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by the Company such that the Parent Alternative Acquisition Agreement ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, the Parent Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent; and

(ii) the Parent Board shall have determined, in good faith, after consultation with independent financial advisors and outside legal counsel, that, in light of such Parent Superior Proposal and taking into account any revised terms proposed in writing by Parent, such Parent Superior Proposal continues to constitute a Parent Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Parent Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Parent Change in Recommendation Due to Parent Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.3(e), upon the occurrence of any Parent Intervening Event, the Parent Board may, at any time prior to the time the Parent Stockholder Approval is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and an additional two Business Day period), and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in Recommendation, engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement which may be proposed in writing by the Company in such a manner that the failure of the Parent Board to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Parent Board shall have determined in good faith, after consultation with independent financial advisors and outside legal counsel, that in light of such Parent Intervening Event and taking into account any revised terms proposed in writing by the Company, the failure to make a Parent Change in Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law.

(h) Certain Permitted Disclosure. Nothing contained in this Section 5.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to a Parent Acquisition Proposal; provided that that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Parent Board is affirmed or remains unchanged; provided, further, that this Section 5.3(h) shall not be deemed to permit Parent or the Parent Board to effect a Parent Change in Recommendation except in accordance with Sections 5.3(f) or 5.3(g). Parent shall not submit to the vote of its stockholders any Parent Acquisition Proposal or Parent Superior Proposal prior to the termination of this Agreement.

(i) Breach by Representatives. Parent agrees any action taken by any director, officer, outside legal counsel or Parent Affiliate or by the Parent Financial Advisor (collectively, the “Parent Specified Representatives”) that, if taken by Parent, would constitute a breach of any provision set forth in this Section 5.3 shall be deemed to constitute a breach of such provision by Parent.

5.4 Information Supplied. The Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) with respect to the Company Stockholders Meeting and the Parent Stockholders Meeting. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish all information concerning the Company and the holders of Shares and Parent and the holders of the capital stock of Parent, as applicable, as may be reasonably requested in connection with any such action. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders and Parent’s stockholders, as applicable, as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(a) No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement/Prospectus will be made by the Company or Parent, in each case without providing the other Party a reasonable opportunity to review and comment thereon (other than, in each case, any filing, amendment or supplement in connection with a Company Change in Recommendation or a Parent Change in Recommendation, as applicable), and each Party shall consider in good faith all comments reasonably proposed by the other Party. Each of the Company and Parent shall promptly provide the other with copies of all such filings, amendments or supplements to the extent not publicly available. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Form S-4 or Joint Proxy Statement/Prospectus, as applicable, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company or the stockholders of Parent, as applicable. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement/Prospectus, or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the

SEC, on the other hand, with respect to the Form S-4, Joint Proxy Statement/Prospectus or the Merger and (ii) all orders of the SEC relating to the Form S-4. No response to any comments from the SEC or the staff of the SEC relating to the Joint Proxy Statement/Prospectus will be made by either Party without providing the other a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC, and each Party shall consider in good faith all comments reasonably proposed by the other Party. The Parties will cause the Form S-4 and Joint Proxy Statement/Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

5.5 Company and Parent Stockholder Meetings.

(a) Company Stockholders Meeting.

(i) The Company will, as promptly as practicable in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement, which meeting shall in any event take place within 45 days after the declaration of the effectiveness of the Form S-4 (the “Company Stockholders Meeting”). The Company shall use its reasonable best efforts to hold the Company Stockholders Meeting on the same day as the Parent Stockholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Subject to the provisions of Section 5.2, the Company Board shall include the Company Board Recommendation in the Joint Proxy Statement/Prospectus and recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and shall use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, (x) if on or before the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the Company Stockholder Approval, whether or not a quorum is present or (ii) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may (and, if requested by Parent, the Company shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting and (y) the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting, as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y).

(ii) Notwithstanding any Company Change in Recommendation, the Company shall submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Company Stockholders Meeting. Without the prior written consent of Parent, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting.

(b) Parent Stockholders Meeting.

(i) Parent will, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene and hold a meeting of holders of capital stock of Parent to consider and vote upon the Parent Share Issuance as promptly as practicable. Parent shall use its reasonable best efforts to hold the Parent Stockholders Meeting on the same day as the Company Stockholders Meeting and as soon as practicable after the date on which the Registration Statement becomes effective. Subject to the provisions of Section 5.3, the Parent Board shall include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus and recommend at the Parent Stockholders Meeting that the holders of capital stock of Parent approve the Parent Share Issuance and shall use its reasonable best efforts to obtain and solicit such approval. Notwithstanding the foregoing, (x) if on or before the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (A) it will not receive proxies representing the Parent Stockholder Approval, whether or not a quorum is present, or (B) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may (and, if requested by the Company, Parent shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting and (y) Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting, as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y).

(ii) Notwithstanding any Parent Change in Recommendation, Parent shall seek the Parent Stockholder Approval at the Parent Stockholders Meeting unless this Agreement is terminated in accordance with Article VII prior to the Parent Stockholders Meeting. Without the prior written consent of the Company, the Parent Share Issuance shall be the only matter (other than matters of procedure and matters required by Law to be voted on by the Company’s stockholders in connection with the approval of the Parent Share Issuance) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.

5.6 Regulatory Approvals and Related Matters.

(a) Each Party shall cooperate with each other Party and shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity, with respect to the Merger and the transactions contemplated hereby, and to submit promptly any information reasonably requested by any Governmental Entity. Each of the Company and Parent shall give the other Party prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the transactions contemplated hereby, keep the other party reasonably informed as to the status of any such Legal Proceeding or threat, and in connection with any such Legal Proceeding, each of the Company or Parent will permit authorized representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with any such Legal Proceeding.

(b) Subject to the immediately following sentence, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated hereby. Without limiting the generality of the foregoing, but subject to Section 5.6(c), each Party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated hereby; (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated hereby; and (iii) shall use reasonable best efforts to lift any restraint, injunction or other legal bar to the Merger.

(c) Notwithstanding anything to the contrary contained in this Section 5.6, neither Parent, Acquisition Sub, Merger Sub or the Company shall have any obligation under this Agreement to divest or agree to divest (or cause any of its Subsidiaries to divest or agree to divest) any of its respective material businesses, material product lines or material assets, or to take or agree to take (or cause any of its Subsidiaries to take or agree to take) any other material action or agree (or cause any of its Subsidiaries to agree) to any material limitation or material restriction on any of its respective material businesses, material product lines or material assets and neither Parent, Acquisition Sub, Merger Sub or the Company shall do any of the foregoing without the prior consent of the other parties.

(d) The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4, Joint Proxy Statement/Prospectus and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(e) The Company and Parent each shall promptly furnish the other with copies of notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

5.7 Access; Consultation.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford the other Party’s Representatives reasonable access (at the requesting Party’s cost) under the supervision of appropriate personnel of the other Party, during normal business hours during the period prior to the Effective Time, to the other Party’s, and each of its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the other all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other; provided that no investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; and provided, further that the foregoing shall require neither the Company nor Parent to permit any invasive sampling or testing or to disclose any information pursuant to this Section 5.7 to the extent that (i) in the reasonable good faith judgment of such Party, any applicable Law requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such Party, the information is subject to confidentiality obligations to a third party or (iii) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, further that with respect to clauses (i) through (iii) of this Section 5.7(a), Parent or the Company, as applicable, shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such inspection or disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (3) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.7 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other Party. All requests for information made pursuant to this Section 5.7 shall be directed in writing to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer.

5.8 Stock Exchange Listing, De-listing and De-registration. Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Global Market, subject to official notice of issuance, prior to the Effective Time. The Company shall take all actions necessary to permit the Shares and any other security issued by the Company or one of its Subsidiaries and listed on the Nasdaq Global Market to be de-listed from the Nasdaq and de-registered under the Exchange Act as soon as possible following the Effective Time.

5.9 Publicity. The initial press release with respect to the Merger and the other transactions contemplated hereby shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable Party is consistent with prior press releases issued or public statements made in compliance with this Section 5.9, (d) any internal announcements to employees regarding the Merger so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) or (e) with respect to any Company Change in Recommendation or Parent Change in Recommendation made in accordance with this Agreement or the other Party’s response thereto.

5.10 Expenses. Except as otherwise provided in Sections 7.5 and 7.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

5.11 Indemnification; Directors’ and Officers’ Insurance.

(a) All rights to indemnification by the Company existing in favor of those Persons who are current or former directors and officers of the Company, and any person who becomes a director or officer of it prior to the Effective Time (the “Indemnified Persons”) for their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, as provided in the Company Charter and Company Bylaws and as provided in any indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement), shall survive the Merger and be observed, honored and fulfilled, in all respects, by the Surviving Corporation and its Subsidiaries to the fullest extent permitted by Delaware law for a period of six years from the date on which the Merger becomes effective (the “Indemnification Period”). In addition, during the Indemnification Period, each of the Surviving Corporation and its Subsidiaries will (and Parent will cause the Company and its Subsidiaries to) cause its certificate of incorporation, bylaws and other similar organizational documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Company Charter and Company Bylaws, as applicable. During the Indemnification Period or such period in which an Indemnified Person is asserting a claim for indemnification pursuant to this Section 5.11, whichever is longer, such provisions may not be repealed, amended or otherwise modified in any manner adverse to any applicable Indemnified Persons except as required by applicable Law.

(b) Without limiting the generality of Section 5.11(a) and without expanding (1) the obligations of Parent or its Affiliates (including the Surviving Corporation), or (2) the rights of any Indemnified Person, under the Company Charter, Company Bylaws or the other similar organizational documents of the Subsidiaries of the Company or any indemnification agreement between the Company and an Indemnified Person (as in effect as of the date of this Agreement), during the Indemnification Period, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, in accordance with provisions set forth in the Company Charter, the Company Bylaws or the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement, or pursuant to any indemnification agreements with the Company or any of its Subsidiaries in effect as of the date of this Agreement, each Indemnified Person from and against any costs, fees and expenses (including the advancement of attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (for their acts and omissions occurring prior to the Effective Time); and (ii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect to the Merger (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent) (in each case with respect to acts and omissions occurring prior to the Effective Time). Notwithstanding the foregoing, if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 5.11(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved.

(c) Prior to the Effective Time, the Company shall purchase, at its expense (and as reflected in the Company Net Cash), a six year “tail” policy (the “Tail Policy”) for the D&O Insurance maintained by the Company as of the date of this Agreement in the form delivered or made available by the Company to Parent prior to the date of this Agreement at a premium not to exceed 300% of the annual premiums currently paid by the Company for such insurance. The Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain the Tail Policy in full force and effect and continue to honor its obligations thereunder for so long as the Tail Policy is in full force and effect.

(d) The obligations set forth in this Section 5.11 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person (and his or her heirs and representatives) who is a beneficiary pursuant to the Tail Policy) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the Tail Policy are intended to be third party beneficiaries of this Section 5.11, with full rights of enforcement. The rights of the Indemnified Persons (and other persons (and his or her heirs and representatives) who are beneficiaries pursuant to the Tail Policy) pursuant to this Section 5.11 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Company Charter and Company Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law.

(e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.11.

5.12 Takeover Statute. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions contemplated hereby and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, take all action reasonably appropriate to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement.

5.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the transactions contemplated hereby and (y) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the transactions contemplated hereby, take all action reasonably appropriate to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement.

5.14 Section 16(b). The board of directors of each of the Company and Parent (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions within its control as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company and acquisitions of equity securities of Parent (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or executive officer of the Company or is or may become a director or executive officer of Parent in connection with the transactions contemplated hereby to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the Parties, Acquisition Sub, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with Delaware Law, by written consent.

5.16 Stockholder Litigation. Company and Parent shall notify the other, in writing and promptly after acquiring knowledge thereof, of any litigation related to this Agreement, the Merger or the other transactions contemplated hereby that is brought against or, to the Knowledge of the Company or Parent, threatened against, the Company, Parent, and of their respective Subsidiaries and/or any of their respective directors or officers and shall keep the other party informed on a reasonably current basis with respect to the status thereof. Each Party shall provide the other (a) the opportunity to participate in the defense of any such Legal Proceedings and (b) the right to review and comment on all material filings or responses to be made by the Company or Parent, as applicable, in connection with any such Legal Proceedings (and the Company or Parent, as applicable, shall in good faith take such comments and other advice into consideration). The Parties agree to cooperate in the defense and settlement of any such litigation, and the Company shall not settle any such litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed). Without limiting in any way the Parties’ obligations under Section 5.6, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any litigation contemplated by this Section 5.16.

5.17 Corporate Governance. Subject to complying with applicable Nasdaq listing requirements, Parent shall use its reasonable best efforts to cause, as of the Effective Time, Preston Klassen to be appointed to the Parent’s Board of Directors until his successor is duly elected or until his early resignation, removal or death.

5.18 Termination of Company Plans. The Company shall take any and all actions required (including, without limitation, the adoption of resolutions by the Company Board of Directors, which shall be subject to approval by Parent) to terminate the ESPP, Company Stock Plans, and to amend, suspend or terminate any other Company Plan Parent so requests (which request shall be made not less than ten (10) Business Days prior to the Effective Time), in each case effective immediately prior to the Effective Time to the extent such actions are permitted by Law (including any required prior notice obligations).

5.19 Termination of Certain Agreements. The Company shall cause the Contracts set forth in Schedule 5.19 to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Parent or the Surviving Corporation.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law, the Company Charter and the Company Bylaws and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law, the Parent Charter and the Parent Bylaws.

(b) Law; Judgment. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Judgment (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

(c) Nasdaq Listing. The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

6.2 Conditions to Obligations of Parent, Acquisition Sub and Merger Sub. The obligations of Parent, Acquisition Sub and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.3(a) (Capital Structure), 3.4 (Corporate Authority and Approval), and 3.20 (Brokers and Finders)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; the representations and warranties of the Company contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.4 (Corporate Authority and Approval), and 3.20 (Brokers and Finders) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and the representations and warranties of the Company contained in Section 3.3(a) (Capital Structure) shall be true and correct in all respects, except for de minimis inaccuracies at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. After the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect.

(d) Company Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.

(e) FIRPTA Certificate. Parent shall have received, on or prior to the Closing, a certificate meeting the requirements of Treasury Regulation Section 1.1445-2(c)(4) to the effect that the Shares are not a “U.S. real property interest” within the meaning of Section 897 of the Code.

(f) Minimum Net Cash. At the Closing, Company Net Cash shall be no less than $23,000,000.00 (the “Minimum Net Cash”).

6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement (except for the representations and warranties contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.2(a) (Capital Structure), 4.3 (Corporate Authority and Approval) and 4.16 (Brokers and Finders)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; the representations and warranties of Parent contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.2(a) (Capital Structure), (Corporate Authority and Approval) and 4.16 (Brokers and Finders) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent, Acquisition Sub and Merger Sub. Each of Parent, Acquisition Sub and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any Effect that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

(d) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.

6.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any provision of this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the date of the Company Stockholder Approval and the Parent Stockholder Approval referred to in Section 6.1(a), by mutual written consent of the Company and Parent.

7.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Merger shall not have been consummated by 11:59 p.m. (Pacific Standard time) on January 2, 2023 (the “Termination Date”), provided, however, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party whose material breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date;

(b) the Company Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the adoption of this Agreement was taken; provided, however, that the right to terminate this Agreement under this Section 7.2(b) shall not be available to the Company if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Company Stockholder Approval;

(c) the Parent Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the issuance of the Parent Common Stock was taken; provided, however, that the right to terminate this Agreement under this Section 7.2(c) shall not be available to Parent if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure to obtain the Parent Stockholder Approval; or

(d) any Law or Judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, whether before or after the date of the Company Stockholder Approval and Parent Stockholder Approval referred to in Section 6.1(a); provided that the right to terminate this Agreement under this Section 7.2(d) shall not be available to any Party if its material breach of any provision of this Agreement has been the cause of, or resulted in the failure of the Merger to be consummated.

7.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a) at any time prior to the Parent Stockholder Approval having been obtained, (i) the Parent Board shall have made a Parent Change in Recommendation, (ii) Parent shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (iii) Parent Board shall have failed to publicly reaffirm its recommendation to approve the Parent Board Recommendation within 10 Business Days after Company so requests in writing following the public disclosure of any Parent Acquisition Proposal with any Person other than the Company, (iv) a tender offer or exchange offer for outstanding shares of Parent Capital Stock shall have been commenced (other than by the Company or an Affiliate of Company) and the Parent Board shall have recommended that the stockholders of Parent tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Parent Board shall have failed to recommend against acceptance of such offer; or (v) Parent shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 5.3;

(b) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval referred to in Section 6.1(a) is obtained, by action of the Company Board if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Sections 6.3(a) or 6.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to Parent from the Company of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(c) at any time prior to the Company Stockholder Approval being obtained, (i) if the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 5.2, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a breach of this Agreement, (ii) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.2, enters into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Company Superior Proposal that did not result from a material breach of this Agreement, and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.5(a).

7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) at any time prior to the Company Stockholder Approval having been obtained, (i) the Company Board shall have made a Company Change in Recommendation, (ii) the Company shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iii) the Company Board shall have failed to publicly reaffirm its recommendation to approve the Company Board Recommendation within 10 Business Days after Parent so requests in writing following the public disclosure of any Company Acquisition Proposal with any Person other than Parent, (iv) a tender offer or exchange offer for outstanding Shares shall have been commenced (other than by the Parent or an Affiliate of Parent) and the Company Board shall have recommended that the stockholders of the Company tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender or exchange offer, the Company Board shall have failed to recommend against acceptance of such offer, or (v) the Company shall have materially breached or shall have failed to perform in any material respect its obligations set forth in Section 5.2;

(b) at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval referred to in Section 6.1(a) is obtained, by action of the Parent Board, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Sections 6.2(a) or 6.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to the Company from Parent of such breach or failure and (ii) the date that is three Business Days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement;

(c) at any time prior to the Parent Stockholder Approval being obtained, (i) (i) the Parent Board authorizes Parent, to the extent permitted by and subject to complying with the terms of Section 5.3, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Parent Superior Proposal that did not result from a breach of this Agreement, (ii) concurrently with the termination of this Agreement, Parent, subject to complying with the terms of Section 5.3, enters into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Parent Superior Proposal that did not result from a material breach of this Agreement, and (iii) prior to or concurrently with such termination, Parent pays to Company in immediately available funds any fees required to be paid pursuant Section 7.6; or

(d) if based on a report delivered to Parent pursuant to Section 5.1(d) or a notice delivered pursuant to Section 5.1(b), the Minimum Net Cash condition set forth in Section 6.2(f) Parent determines in good faith is not reasonably likely to be satisfied.

7.5 Company Termination Fee.

(a) If this Agreement is terminated (x) by Parent pursuant to Section 7.4(a) (Company Change in Recommendation) or (y) by the Company pursuant to Section 7.3(c) (Company Superior Proposal), then the Company shall, within two Business Days after such termination in the case of clause (x) or concurrently with such termination in the case of clause (y), pay Parent the Company Termination Fee.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(b) (Company Stockholder Approval), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Company Acquisition Proposal has been publicly announced or publicly disclosed to the Company or its stockholders and not publicly withdrawn, and (iii) within 12 months after the date of a termination in either of the cases referred to in clause (i) of this Section 7.5(b), the Company consummates a Company Acquisition Proposal or enters into an agreement contemplating a Company Acquisition Proposal which is subsequently consummated, then the Company shall pay the Company Termination Fee concurrently with such consummation; provided that solely for purposes of this Section 7.5(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

7.6 Parent Termination Fee.

(a) If this Agreement is terminated (x) by the Company pursuant to Section 7.3(a) (Parent Change in Recommendation) or (y) by Parent pursuant to Section 7.4(c) (Parent Superior Proposal), then Parent shall, within two Business Days after such termination in the case of clause (x) or concurrently with such termination in the case of clause (y), pay the Company the Parent Termination Fee.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) (Termination Date) or Section 7.2(c) (Parent Stockholder Approval), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Parent Acquisition Proposal has been publicly made or publicly disclosed to Parent or its stockholders and not publicly withdrawn, and (iii) within 12 months after the date of a termination in either of the cases referred to in clause (i) of this Section 7.6(b), Parent consummates a Parent Acquisition Proposal or enters into an agreement contemplating a Parent Acquisition Proposal which is subsequently consummated, then Parent shall pay the Parent Termination Fee concurrently with such consummation; provided that solely for purposes of this Section 7.6(b), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(d), except that the references to “twenty (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

7.7 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.7 and in Section 8.1) shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve any Party (1) from any liability for common law fraud or Willful Breach of this Agreement prior to such termination and (2) from any obligation to pay, if applicable, the Termination Fee pursuant to Sections 7.5 and 7.6, as applicable. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

7.8 Remedies.

(a) Each Party acknowledges that the agreements contained in Sections 7.5 and 7.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no Party would have entered into this Agreement; accordingly, (i) if the Company fails to pay promptly the Company Termination Fee pursuant to Section 7.5 and, in order to obtain such Company Termination Fee, Parent commences a suit which results in a judgment against the Company, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Company Termination Fee at the prime rate in effect on the date the Company Termination Fee was required to be paid through the date of full payment thereof and (ii) if Parent fails to pay promptly the Parent Termination Fee pursuant to Section 7.6 and, in order to obtain such Parent Termination Fee, Company commences a suit which results in a judgment Parent, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Parent Termination Fee at the prime rate in effect on the date the Parent Termination Fee was required to be paid through the date of full payment thereof.

(b) The Parties agree that the monetary remedies set forth in this and the specific performance remedies set forth in Section 8.15 shall be the sole and exclusive remedies of (i) the Company and the Company Subsidiaries against Parent, Acquisition Sub, Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of common law fraud or a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such common law fraud or Willful Breach), and upon payment of such amount, none of Parent, Acquisition Sub, Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for the liability of Parent in the case of common law fraud or a Willful Breach of any covenant, agreement or obligation; and (ii) Parent, Acquisition Sub and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated except in the case of common law fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such common law fraud or Willful Breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, except for the liability of the Company in the case of common law fraud or a Willful Breach of any covenant, agreement or obligation.

ARTICLE VIII

MISCELLANEOUS AND GENERAL

8.1 Survival. This Article VIII and the agreements of the Company, Parent, Acquisition Sub and Merger Sub in Section 5.10 (Expenses), and Section 5.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VIII (other than Section 8.1 (Modification or Amendment), Section 8.3 (Waiver) and Section 8.14 (Assignment)) and the agreements of the Company, Parent, Acquisition Sub and Merger Sub contained in Section 5.7 (Access, Consultation), Section 5.10 (Expenses), Section 7.7 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

8.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the Parties, by action of the boards of directors of the respective Parties.

8.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

8.4 Counterparts; Effectiveness; .pdf Signature. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

8.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Each of the Parties hereby irrevocably submits exclusively to the jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the action or proceeding is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and each of the Parties hereto irrevocably agrees that all claims relating to such action, suit or proceeding shall be heard and determined in such a state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the Person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by facsimile (with confirmation of transmission) or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, (b) when delivered, if delivered personally to the intended recipient, and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the following address for such Party:

if to Parent, Acquisition Sub or Merger Sub

Equillium, Inc.

2223 Avenida de la Playa, Suite 108

La Jolla, California 92037

Attention: Bruce Steel

Email: bsteel@equilliumbio.com

with copies to (which shall not constitute notice):

Cooley LLP

10265 Science Center Drive

San Diego, CA92121

Attention: Tom Coll and Rama Padmanabhan

Email: collta@cooley.com; padmanabhan@cooley.com

if to the Company

Metacrine, Inc.

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

Attention: Preston Klassen

Email: pklassen@metacrine.com

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati PC

One Market Plaza

San Francisco, CA 94105

Attention: Robert Ishii, Miranda Biven and Catherine Riley Tzipori

Email: rishii@wsgr.com; mbiven@wsgr.com; crileytzipori@wsgr.com or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

8.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement and the other documents and instruments executed pursuant hereto constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

8.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, other than (a) as provided in Section 5.11 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing and (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 2.4 after the Closing.

8.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the Parties shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

8.11 No Other Representations and Warranties.

(a) Except for the representations and warranties of the Company contained in Article III, Parent, Acquisition Sub, and Merger Sub acknowledge that neither the Company nor any Company Subsidiary is making and has not made, and no other Person is making or has made on behalf of the Company or Company Subsidiaries, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. None of Parent, Acquisition Sub or Merger Sub are relying and none of Parent, Acquisition Sub or Merger Sub have relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III, including the Company Disclosure Letter. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and the Company Subsidiaries in connection with the transactions contemplated hereby and each of Parent, Acquisition Sub and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company and the Company Subsidiaries.

(b) Except for the representations and warranties Parent, Acquisition Sub and Merger Sub contained in Article IV, the Company acknowledges that none of Parent, Acquisition Sub or Merger Sub are making or have made, and no other Person is making or has made on behalf of Parent, Acquisition Sub or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby. The Company is not relying and it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article IV, including the Parent Disclosure Letter. Such representations and warranties by Parent, Acquisition Sub and Merger Sub constitute the sole and exclusive representations and warranties of Parent, Acquisition Sub and Merger Sub in connection with the transactions contemplated hereby and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent.

8.12 Interpretation. The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(a) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

8.13 Certain Definitions: For the purposes of this Agreement:

(a) An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Aggregate Fully Diluted Shares” means the aggregate number of Shares, but excluding Excluded Shares, that are (a) issued and outstanding immediately prior to the Effective Time; or (b) issuable upon, or subject to, the exercise or settlement of any Company warrants, convertible securities, stock options or other equity awards or other similar securities, in each case as of immediately prior to the Effective Time.

(c) “Anti-Corruption and Anti-Bribery Laws” means the FCPA, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption or anti-bribery laws or regulations.

(d) “Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Judgments that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

(e) “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

(f) “Cash and Cash Equivalents” shall mean all unrestricted cash and cash equivalents determined in a manner consistent with the manner in which such items were historically determined and in accordance with the financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents and the Company Audited Balance Sheet.

(g) “Company Affiliate” shall mean any Person under common control with any of the Company or any Company Subsidiary within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

(h) “Company Associate” shall mean any current or former officer, employee, independent contractor, consultant or director, of or to the Company or any Company Subsidiary or any Company Affiliate.

(i) “Company Audited Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2021 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

(j) “Company IP” shall mean Company Owned IP and Company Licensed IP.

(k) “Company Licensed IP” shall mean all Intellectual Property Rights that are exclusively licensed or purported to be exclusively licensed to the Company or any Company Subsidiary.

(l) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(m) “Company Net Cash” shall mean, without duplication and consistent with Schedule I, (a) the sum of (i) the Company’s and the Company’s Subsidiaries’ Cash and Cash Equivalents, and (ii) to the extent not already reflected in Cash and Cash Equivalents, the aggregate amount of all deposits, prepaid expenses, and including short term investments held by the Company or its Subsidiaries (in each including any interest, earnings or other income earned thereon), in each case as of the Anticipated Closing Date, minus (b) the sum of the Company’s short and long term liabilities, including accounts payable and accrued expenses (without duplication of any expenses accounted for below), in each case as of such date and determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s audited financial statements and the Company Balance Sheet to the extent consistent with GAAP, minus (c) the amount of all fees and expenses incurred by the Company and the Company Subsidiaries in connection with the transactions contemplated by this Agreement, including for the avoidance of doubt Transaction Expenses of the Company and the Company Subsidiaries, to the extent unpaid as of the Closing, minus (d) the cash cost of any unpaid change of control payments or severance, termination or similar payments pursuant to a Contract, plan or applicable Law that are or become due to any current or former employee, director or independent contractor of the Company and the Company Subsidiaries, or any other third party arising out of, relating to, or in connection with the occurrence of the Closing, minus (e) the cash cost of any paid time off, accrued and unpaid retention payments or other bonuses due to any current or former employee, director or independent contractor of the Company and the Company Subsidiaries as of the Closing Date, minus (f) all payroll, employment or other withholding Taxes incurred by the Company and the Company Subsidiaries and any Company Associate (to the extent paid or to be paid by the Company on the behalf of such Company Associate) in connection with any payment amounts set forth in clauses (d) or (e) and the exercise of any Company Option on or prior to the Effective Time, minus (g) the cash cost of any unpaid retention payment amounts due under any insurance policy with respect to any Legal Proceeding against the Company or any Company Subsidiary, minus (h) the expected cost and expenses of the aggregate liability of the Company or any Company Subsidiary liabilities arising from Legal Proceedings, minus (i) notice payments, fines or other payments to be made by the Company or any Company Subsidiary in order to terminate any existing agreement to which the Company is a party set forth on Schedule I, minus (j) payments up to the unpaid deductible amount under the Company’s D&O insurance reasonably expected to be payable in connection with Legal Proceedings in effect as of the date of this Agreement or initiated following the date of this Agreement and before the Closing assumed by the insurer or expected to be assumed by the insurer, minus (k) the expected cost, and/or any premium related to the director and officer insurance tail policy, minus (l) the amount of any accounts payable of the Company or any Company Subsidiary that are past the original vendor due date as of the Anticipated Closing Date, minus (m) the amount of any Indebtedness, plus (n) any interest expenses required to be paid by the Company under the Loan Agreement on or after October 1, 2022 and prior to the Closing Date. For illustrative purposes only, a sample statement of Company Net Cash as of the date described therein is set forth on Schedule I.

(n) “Company Option” means any option to purchase Shares (whether granted under any Company Stock Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(o) “Company Owned IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by the Company or any Company Subsidiary.

(p) “Company Plan” shall mean each (i) employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (ii) stock option plan, stock purchase plan, equity-related arrangement, retention plan or arrangement, bonus or incentive award plan, severance pay plan, program or arrangement, deferred compensation arrangement or agreement, employment agreement, retention arrangement, executive compensation plan, program, agreement or arrangement, change in control plan, program or arrangement, supplemental income arrangement, retirement arrangement, profit sharing arrangement, vacation plan, paid leave or other paid time off plan, employee loan and each other employee benefit plan, policy, program, agreement and arrangement (U.S. or non-U.S.) not described in (i) above; and (iii) U.S. and non-U.S. plan or arrangement providing compensation to current and former employees, directors and/or other service providers of the Company or any Company Subsidiary, in each case, that is maintained, sponsored or contributed to, or required to be maintained, sponsored or contributed to, by the Company or any of its ERISA Affiliates under which compensation or benefits are provided to current or former employees, director and/or other service providers of the Company or any Company Subsidiary (or their spouses, dependents or beneficiaries) or with respect to which the Company or any Company Subsidiary has or may have any liability, whether subject to U.S. or foreign Law. In the case of a Company Plan funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Company Plan shall include a reference to such trust, organization or other vehicle.

(q) “Company RSU” means any restricted stock unit that is subject to vesting restrictions based on continuing service (whether granted under any Company Stock Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(r) “Company Share Value” means the volume weighted average closing sale price of one Share as reported on the Nasdaq Global Market for the 10 consecutive trading days ending on the trading day 10 trading days prior to the Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, mergers, reorganizations, reclassifications or similar events).

(s) “Company Stock Plans” means the Company’s 2015 Equity Incentive Plan (as amended from time to time) and the Company’s 2020 Equity Incentive Plan (as amended from time to time).

(t) “Company Termination Fee” means $1,250,000.

(u) “Confidentiality Agreement” means the Mutual Non-Disclosure Agreement dated January 26, 2022, by and between the Company and Parent.

(v) “Consent” means consent, approval, ratification, permission, authorization, clearance, waiver, Permit or order.

(w) “Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

(x) “D&O Insurance” means the Company’s current directors’ and officers’ liability insurance.

(y) “DGCL” means the Delaware General Corporation Law.

(z) “Environmental Laws” means any Law concerning or relating to pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to any harmful or deleterious substances.

(aa) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(bb) “ESPP” means the Company’s 2020 Employee Stock Purchase Plan (as amended from time to time).

(cc) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(dd) “Exchange Ratio” means (x) the Upfront Merger Consideration divided by the price per share of Parent Common Stock determined based on the 10 day trading volume weighted average price per share of Parent Common Stock calculated 10 trading days prior to the Closing Date; provided that in no event shall such value be greater than $4.50 per share of Parent Common Stock or less than $2.70 per share of Parent Common Stock, divided by (y) the Aggregate Fully Diluted Shares, subject to adjustment in accordance with Section 2.3.

(ee) “FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

(ff) “FDA” means the U.S. Food and Drug Administration or any successor Governmental Entity thereto.

(gg) “FDA Act” means the U.S. Federal Food, Drug, and Cosmetic Act, as amended.

(hh) “GAAP” means United States generally accepted accounting principles.

(ii) “Governmental Entity” means any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational.

(jj) “Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos and polychlorinated biphenyls.

(kk) “Health Care Laws” means (a) the FDA Act and the regulations promulgated thereunder, (b) the Public Health Service Act (42 U.S.C. §201 et seq.), and the regulations promulgated thereunder, (c) all federal and state fraud and abuse laws, including the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the civil False Claims Act (31 U.S.C. §3729 et seq.), the administrative False Claims Law (42 U.S.C. §1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. §1320a-7a(a)(5)), the exclusion laws (42 U.S.C. §1320a-7), and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§1320d et seq.), the regulations promulgated thereunder and comparable state laws, (e) the Controlled Substances Act (21 U.S.C. §801 et seq.), (f) Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratories Improvement Amendments (42 U.S.C. §263a et seq.), and (h) all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by the FDA and other Governmental Entities.

(ll) “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(mm) “Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person (other than any guarantee by Parent or any wholly owned Parent Subsidiary with respect to Indebtedness of Parent or any wholly owned Parent Subsidiary, or any guarantee by the Company or any wholly owned Company Subsidiary with respect to Indebtedness of the Company or any wholly owned Company Subsidiary), (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (viii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

(nn) “Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

(oo) “Judgment” means any judgment, order, injunction, ruling, writ award or decree of any Governmental Entity.

(pp) The “Knowledge” of any Person means, in the case of Parent, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 8.13(pp) of the Parent Disclosure Letter and, in the case of the Company, the actual knowledge after reasonable inquiry of any of the Persons set forth on Section 8.13(pp) of the Company Disclosure Letter.

(qq) “Law” means any federal, state, local, foreign or transnational law, statute, ordinance, common law, ruling, writ, award or decree of any Governmental Entity.

(rr) “Leased Company Property” means the real property leased, subleased, or licensed by the Company or any of its Subsidiaries, in each case, as tenant or subtenant, as applicable, together with, to the extent leased or subleased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, fixtures or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

(ss) “Legal Proceeding” means any claim, demand, action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, formally heard, conducted or threatened in writing to be commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

(tt) “Liens” means pledges, liens, claims, charges, mortgages, deeds of trust, rights of first offer or first refusal, options, encumbrances and security interests of any kind or nature whatsoever (collectively, with covenants, conditions, restrictions, easements, encroachments, any conditional sale or title retention agreements or other third party rights or title defect of any kind or nature whatsoever).

(uu) “Loan Agreement” means Loan and Security Agreement dated August 27, 2019, by and between the Company and K2 HealthVentures LLC, K2 HealthVentures LLC as administrative agent, and Ankura Trust Company, LLC as collateral agent, as amended.

(vv) “Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development (an “Effect”) that, individually or in the aggregate with all other Effects, materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, but excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in such industries in respect of the business conducted in such industries, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (iv) the public announcement or pendency of the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect, to the extent permitted by this definition), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such Effect has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate in respect of the business conducted in such industries, (ix) any epidemic, pandemic or disease outbreak (including Covid-19) and any action by a Governmental Entity in response thereto, except to the extent such fact, circumstance, effect, change, event or development has a materially disproportionate adverse effect on such Person and its Subsidiaries, (x) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated hereby, (xi) any adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to such party’s product candidates that are not reasonably expected to materially affect the likelihood or timing of FDA approval, (xii) any change or modification to any development program of Parent or any Parent Affiliate, or (xii) any taking of any action required pursuant to this Agreement, or not required by this Agreement but taken at the written request of the other Parties hereto.

(ww) “Nasdaq” means the National Association of Securities Dealers Automatic Quotation System.

(xx) “Parent Affiliate” means any Person under common control with the Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

(yy) “Parent Associate” means any current or former officer, employee, independent contractor, consultant or director, of or to the Parent or any Parent Subsidiary or any Parent Affiliate.

(zz) “Parent IP” means Parent Owned IP and Parent Licensed IP.

(aaa) “Parent Licensed IP” shall mean all Intellectual Property Rights that are exclusively licensed or purported to be exclusively licensed to Parent or any Parent Subsidiary.

(bbb) “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(ccc) “Parent Owned IP” means all Intellectual Property Rights that are owned or purported to be owned by Parent or any Parent Subsidiary.

(ddd) “Parent Stock Option” means any option to purchase Parent Common Stock (whether granted under any Parent Stock Plan, assumed by the Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

(eee) “Parent Stock Plans” means Parent’s 2017 Equity Incentive Plan (as amended from time to time) and Parent’s 2018 Equity Incentive Plan (as amended from time to time).

(fff) “Parent Termination Fee” means $1,750,000.

(ggg) “Permitted Liens” means any (1) Lien (i) for Taxes or governmental assessments, charges or claims of payment (A) not yet due and payable or (B) being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business, (iii) with respect to zoning, planning, and other limitations and restrictions, including all rights of any Governmental Entity (but not violations thereof), (iv) in the case of any Contract, Liens that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract or any license of Intellectual Property Rights, (v) with respect to this Agreement and Liens created by the execution and delivery of this Agreement, (vi) which is disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto which has been previously provided to Parent or the Company, as applicable, or (vii) for which adequate reserves have been established and (2) non-exclusive licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice.

(hhh) “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

(iii) “Registered IP” shall mean all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Entity, including all patents, registered copyrights, registered mask works and registered trademarks and all applications for any of the foregoing.

(jjj) “Rights Agent” means American Stock Transfer & Trust Company, LLC.

(kkk) “SEC” means the Securities and Exchange Commission.

(lll) “Securities Act” means the Securities Act of 1933, as amended.

(mmm) “SOX” means the Sarbanes-Oxley Act of 2002.

(nnn) “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing Person or body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(ooo) “Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a taxing authority relating to Taxes.

(ppp) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

(qqq) “Transaction Expenses” means with respect to each Party, all fees and expenses incurred by such party at or prior to the Effective Time in connection with this Agreement and the transactions contemplated hereby, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (b) fees paid to the SEC in connection with filing the Form S-4 Registration Statement, the Proxy Statement/Prospectus, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Form S-4 Registration Statement. The Proxy Statement/Prospectus and any amendments and supplements thereto; (d) any fees associated with listing the shares of Parent Common Stock in connection with the transactions contemplated hereby on the Nasdaq Global Market, including the portion of Parent’s periodic Nasdaq fees that is attributable to the shares of Parent Common Stock to be issued in connection with the transactions contemplated hereby; and (e) only with respect to the Company, any bonus, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant of the Company in connection with the consummation of the transactions contemplated hereby.

(rrr) “Upfront Merger Consideration” means the amount equal to (i) Company Net Cash, multiplied by (ii) 1.25.

8.14 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, the Parent may assign this Agreement as a whole without such consent in connection with any merger, consolidation, sale or other business combination involving the Parent, as long as the Parent provides written notice to the Company of such assignment and the assignee thereof agrees in writing to assume and be bound as the Parent hereunder.

8.15 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in accordance with Section 8.5, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

METACRINE, INC.

By:	/s/ Preston Klassen
Name:	Preston Klassen, M.D., MHS
Its:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

EQUILLIUM, INC.

By:	/s/ Bruce Steel
Name:	Bruce Steel
Its:	Chief Executive Officer

EQUILLIUM ACQUISITION SUB, INC.

By:	/s/ Bruce Steel
Name:	Bruce Steel
Its:	Chief Executive Officer

TRIUMPH MERGER SUB, INC.

By:	/s/ Bruce Steel
Name:	Bruce Steel
Its:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 99.1

Equillium to Acquire Metacrine in All-Stock Transaction

Expected to add $33 million in cash at closing to Equillium’s balance sheet and extend operating runway into 2024

Acquisition includes novel drug candidate MET642, an orally delivered Phase 2 ready FXR agonist for ulcerative colitis

Preston Klassen, M.D., MHS, to be appointed to the Board of Directors

LA JOLLA, California, September 6, 2022 – Equillium, Inc. (Nasdaq: EQ) and Metacrine Inc. (Nasdaq: MTCR), today announced that the two companies have entered into a definitive merger agreement pursuant to which Equillium will acquire Metacrine in an all-stock transaction. The transaction is anticipated to add $33 million in cash to Equillium’s balance sheet at closing, which is expected to extend the company’s cash runway into 2024. The transaction has been approved by the boards of directors of both companies.

“The acquisition of Metacrine meaningfully strengthens Equillium’s cash position,” said Bruce Steel, chief executive officer at Equillium. “As we continue to execute on our ongoing clinical development programs this cash runway extension is expected to see us through multiple data catalysts and operational milestones, including our interim data readout from the Type B portion of the EQUALISE study in lupus nephritis patients in the coming weeks followed by topline data in 2023; the initiation of a Phase 2 clinical study of EQ101 in alopecia areata; initiation of a Phase 1 SAD/MAD study of EQ102 in normal healthy volunteers and celiac patients; and interim data from both EQ101 and EQ102. While prioritizing our ongoing studies, we will carefully evaluate strategic partnership options to advance the acquired MET642 program, an orally delivered Phase 2 ready FXR agonist program in ulcerative colitis. Dr. Preston Klassen, president and CEO of Metacrine, is ideally suited to help us in this endeavor and we are pleased to announce his appointment to Equillium’s Board of Directors in conjunction with the closing of the transaction.”

“I’m honored to be joining this experienced and talented team,” said Preston Klassen, M.D., MHS, president and chief executive officer of Metacrine. “I look forward to working with the Equillium team to advance their exciting pipeline of clinical programs and explore strategic opportunities for MET642. I strongly believe that Metacrine shareholders will benefit from long-term value created by the combination of our companies.”

Through the acquisition, Equillium adds Metacrine’s farnesoid X receptor (FXR) platform, including lead molecule MET642, an orally delivered FXR agonist that is a potential first-in-class, non-immunosuppressive treatment for inflammatory bowel disease (IBD), including ulcerative colitis (UC) and Crohn’s disease. MET642 is expected to address multiple aspects of IBD pathogenesis including maintenance of epithelial barrier function and reduction of bacterial translocation. Equillium will be seeking a strategic partner with which to advance this program.

Transaction Details

The transaction consideration will be comprised entirely of stock, where Equillium will issue stock valued at a 25% premium over the net cash delivered at closing, which is estimated to be approximately $26 million. Net cash is total cash, cash equivalents, and short-term investments, adjusted by certain factors including debt, which includes term debt with an outstanding principal of $15 million, and other liabilities, as defined in the merger agreement. The stock value will be based on Equillium’s 10-day volume weighted average closing price calculated ten trading days prior to closing, subject to a share price collar ranging from $2.70 to $4.50. In addition, Equillium has agreed to terms on an amended debt facility with Metacrine’s current lender, K2 HealthVentures LLC, whereby Equillium would assume Metacrine’s existing loan with an outstanding principal balance of $15 million, along with potential access to an additional $10 million of committed debt capital. Concurrent with the transaction closing, Equillium intends to retire its existing debt facility with Oxford Finance LLC and SVB, which currently has an outstanding principal balance of $10 million. After paying off its existing debt facility, Equillium expects to add an estimated $33 million of cash to its balance sheet at closing. Equillium is not planning to retain any current Metacrine employees and expects to assume minimal operating expenses while maintaining sole discretion over the timing and extent of advancing development of the Metacrine programs.The acquisition is anticipated to close late 2022 pending approval from both Equillium and Metacrine shareholders, Metacrine having minimum net cash of $23 million, and other customary closing conditions.

Preston Klassen, M.D., MHS, has served as president and chief executive officer and as a member of the board of directors of Metacrine since June 2020. From March 2017 to June 2020, Dr. Klassen served as executive vice president, head of research and development and chief medical officer of Arena Pharmaceuticals, Inc. From June 2016 to March 2017, he was chief medical officer of Laboratoris Sanifit S.L., and from November 2009 to May 2016, was executive vice president, head of global development at Orexigen Therapeutics, Inc. Dr. Klassen also held several positions of increasing responsibility at Amgen Inc., including therapeutic area head for nephrology. Before joining Amgen, he was a faculty member in the Division of Nephrology at Duke University Medical Center. Dr. Klassen received his medical degree from the University of Nebraska College of Medicine, completed his residency in internal medicine, fellowship in nephrology, and Master of Health Sciences degree at Duke University and holds a B.S. in Chemistry from Central University of Iowa.

Webcast and Conference Call

Management will host a conference call accompanied by a slide presentation to discuss the acquisition of Metacrine for analysts and institutional investors, at 8:30 am ET tomorrow, September 7, 2022. To access the call, please dial (888) 350-3846 or (646) 960-0251 and, if needed, provide confirmation number 8770084. A live webcast of the call will also be available on the company’s Investor Relations page at https://www.equilliumbio.com/investors/events-and-presentations/default.aspx. The webcast will be archived for 180 days.

MTS Securities LLC is serving as Metacrine’s financial advisor for the transaction.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with Metacrine, Inc.’s pending acquisition by Equillium, Inc., Equillium will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Equillium and Metacrine and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). EQUILLIUM URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUILLIUM, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by Equillium and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Equillium’s other SEC filings are also available on Equillium’s website at http://www.equilliumbio.com.

Equillium, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Equillium’s officers and directors is included in Equillium’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Equillium’s Investors page on its corporate website at http://www.Equilliumbio.com. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.Metacrine.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of Equillium’s stockholders or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

About Itolizumab

Itolizumab is a clinical-stage, first-in-class anti-CD6 monoclonal antibody that selectively targets the CD6-ALCAM pathway. This pathway plays a central role in modulating the activity and trafficking of T cells that drive a number of immuno-inflammatory diseases. Equillium acquired rights to itolizumab through an exclusive partnership with Biocon Limited.

About Multi-Cytokine Platform: EQ101 & EQ102

Our proprietary multi-cytokine platform (MCP) generates rationally designed composite peptides that selectively block key cytokines at the shared receptor level targeting pathogenic cytokine redundancies and synergies while preserving non-pathogenic signaling. This approach provides multi-cytokine inhibition at the receptor level and is expected to avoid the broad immuno-suppression and off-target safety liabilities that may be associated with other therapeutic classes, such as JAK inhibitors. Many immune-mediated diseases are driven by the same combination of dysregulated cytokines, and we believe identifying the key cytokines for these diseases will allow us to target and develop customized treatment strategies for multiple autoimmune and inflammatory diseases. Current MCP assets include EQ101, a first-in-class, tri-specific inhibitor of IL-2, IL-9 and IL-15, and EQ102, a first-in-class, selective inhibitor of IL-15 and IL-21.

About Metacrine

Metacrine, Inc. is a clinical-stage biopharmaceutical company building a pipeline of differentiated therapies to treat gastrointestinal and liver diseases. Metacrine has developed a proprietary farnesoid X receptor (FXR) platform utilizing a unique chemical scaffold, which has demonstrated an improved therapeutic profile in clinical trials.

To learn more, visit www.metacrine.com.

About Equillium

Equillium is a clinical-stage biotechnology company leveraging a deep understanding of immunobiology to develop novel therapeutics to treat severe autoimmune and inflammatory disorders with high unmet medical need. The company’s pipeline consists of the following novel immunomodulatory assets targeting immuno-inflammatory pathways. Itolizumab, a first-in-class monoclonal antibody that targets the CD6-ALCAM signaling pathway which plays a central role in the modulation of effector T cells, is currently in a Phase 3 study for patients with acute graft-versus-host disease (aGVHD) and is in a Phase 1b study for patients with lupus/lupus nephritis. EQ101, a first-in-class tri-specific cytokine inhibitor that selectively targets IL-2, IL-9, and IL-15, is Phase 2 ready and expected to begin enrolling patients in an alopecia areata study in the second half of 2022. EQ102, a bi-specific cytokine inhibitor that selectively targets IL-15 and IL-21, is ready for clinical development and expected to begin enrolling patients in a Phase 1 study anticipated to include normal healthy volunteers and celiac disease patients, in the second half of 2022.

For more information, visit www.equilliumbio.com.

Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Because such statements are subject to risks and uncertainties, many of which are outside of the Company’s control, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to statements regarding the current expectations, estimates, forecasts and projections of Equillium and Metacrine; the potential benefit of treating patients with aGVHD or lupus/lupus nephritis with itolizumab, Equillium’s plans and expected timing for developing itolizumab including the expected timing of initiating, completing and announcing further results from the EQUALISE study, Equillium’s plans and expected timing for developing EQ101 and EQ102 including the expected timing of initiating, completing and announcing further results from Phase 2 and Phase 1 studies, respectively, the potential for any of Equillium’s ongoing or planned clinical studies to show safety or efficacy, Equillium’s cash runway, and Equillium’s plans and expected timing for developing its product candidates and potential benefits of its product candidates. Risks that contribute to the uncertain nature of the forward-looking statements include: the lack of assurances that the proposed merger will close; the net cash position of Metacrine; uncertainties related to the abilities of the leadership team to perform as expected; Equillium’s ability to execute its plans and strategies; risks related to performing clinical studies; the risk that interim results of a clinical study do not necessarily predict final results and that one or more of the clinical outcomes may materially change as patient enrollment continues, following more comprehensive reviews of the data, and as more patient data become available; potential delays in the commencement, enrollment and completion of clinical studies and the reporting of data therefrom; the risk that studies will not be completed as planned; Equillium’s plans and product development, including the initiation and completion of clinical studies and the reporting of data therefrom; whether the results from clinical studies will validate and support the safety and efficacy of Equillium’s product candidates; changes in the competitive landscape; uncertainties related to Equillium’s capital requirements; having to use cash in ways or on timing other than expected and the impact of market volatility on cash reserves; and economic, business, competitive, and/or regulatory factors affecting the businesses of Equillium and Metacrine generally. These and other risks and uncertainties are described more fully under the caption “Risk Factors” and “Management’s Discussion and Analysis of financial Condition and Results of Operations” sections of their respective Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other and SEC filings and reports, which may be accessed for free by visiting EDGAR on the SEC web site at http://www.sec.gov and on Equillium’s and Metacrine’s respective website under the heading “Investors.” Investors should take such risks into account and should not rely on forward-looking statements when making investment decisions. All forward-looking statements contained in this press release speak only as of the date on which they were made. Equillium and Metacrine undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Investor Contact

Michael Moore

Vice President, Investor Relations & Corporate Communications

619-302-4431

ir@equilliumbio.com

Exhibit 99.2

equillium® METACRINE®

Equillium Acquisition of Metacrine, Inc.

September 7, 2022

Equillium Acquisition of Metacrine, Inc. September 7, 2022 Exhibit 99.2

This presentation contains forward-looking statements about Equillium, Inc. (the “Company”). Statements contained in this presentation that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", “could”, “continue”, "expect", "estimate", “may”, "plan", "outlook", “future” and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Because such statements are subject to risks and uncertainties, many of which are outside of the Company’s control, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to statements regarding the current expectations, estimates, forecasts and projections of Equillium and Metacrine; the potential benefit of treating patients with aGVHD or lupus/lupus nephritis with itolizumab, Equillium’s plans and expected timing for developing itolizumab including the expected timing of initiating, completing and announcing further results from the EQUALISE study, Equillium’s plans and expected timing for developing EQ101 and EQ102 including the expected timing of initiating, completing and announcing further results from Phase 2 and Phase 1 studies, respectively, the potential for any of Equillium’s ongoing or planned clinical studies to show safety or efficacy, Equillium’s cash runway, and Equillium’s plans and expected timing for developing its product candidates and potential benefits of its product candidates. Risks that contribute to the uncertain nature of the forward-looking statements include: the lack of assurances that the proposed merger will close; the net cash position of Metacrine; uncertainties related to the abilities of the leadership team to perform as expected; Equillium’s ability to execute its plans and strategies; risks related to performing clinical studies; the risk that interim results of a clinical study do not necessarily predict final results and that one or more of the clinical outcomes may materially change as patient enrollment continues, following more comprehensive reviews of the data, and as more patient data become available; potential delays in the commencement, enrollment and completion of clinical studies and the reporting of data therefrom; the risk that studies will not be completed as planned; Equillium’s plans and product development, including the initiation and completion of clinical studies and the reporting of data therefrom; whether the results from clinical studies will validate and support the safety and efficacy of Equillium’s product candidates; changes in the competitive landscape; uncertainties related to Equillium’s capital requirements; having to use cash in ways or on timing other than expected and the impact of market volatility on cash reserves; and economic, business, competitive, and/or regulatory factors affecting the businesses of Equillium and Metacrine generally. These and other risks and uncertainties are described more fully under the caption "Risk Factors" and “Management’s Discussion and Analysis of financial Condition and Results of Operations” sections of their respective Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other and SEC filings and reports, which may be accessed for free by visiting EDGAR on the SEC web site at http://www.sec.gov and on Equillium’s and Metacrine’s respective website under the heading “Investors.” Investors should take such risks into account and should not rely on forward-looking statements when making investment decisions. All forward-looking statements contained in this presentation speak only as of the date on which they were made. Equillium and Metacrine undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the “safe harbor” provisions of Section 21E of the Private Securities Litigation Reform Act of 1995. Forward-Looking Statements

Additional Information Additional Information and Where to Find it This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with Metacrine, Inc.’s pending acquisition by Equillium, Inc., Equillium will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Equillium and Metacrine and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). EQUILLIUM URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUILLIUM, METACRINE AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by Equillium and Metacrine with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Equillium’s other SEC filings are also available on Equillium’s website at http://www.equilliumbio.com.   Equillium, Metacrine and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Equillium’s officers and directors is included in Equillium’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 13, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Equillium’s Investors page on its corporate website at http://www.Equilliumbio.com. Information regarding Metacrine’s officers and directors is included in Metacrine’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2022 with respect to its 2022 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Metacrine’s Investors page on its corporate website at www.Metacrine.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of Equillium’s stockholders or Metacrine’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Expected to add an estimated $33,000,000 in cash at closing Equillium Acquisition of Metacrine, Inc. Stockholder vote required by both EQ & MTCR All stock transaction EQ share issuance based on MTCR net cash at closing plus a 25% premium, divided by EQ share price using 10-day VWAP ten trading days prior to closing with a collar of $2.70 to $4.50 Net cash, deducting debt, liabilities and other adjustments, estimated to be $26M at closing Concurrent with closing, EQ plans to retire its $10M loan and assume MTCR's existing $15M loan with K2 HealthVentures Extends cash runway into 2024 Preston Klassen, M.D., MHS, appointed to BOD at closing Minimal incremental opex No additional FTEs No increase to R&D opex Maintain sole discretion over the timing and extent of advancing development of the Metacrine programs MET642: potential first-in-class, oral, non-immunosuppressing agent for treatment of IBD Phase 2-ready in ulcerative colitis Equillium to seek strategic partner

Expanded and Diversified Pipeline Drug Indication & Delivery Discovery & Pre-Clinical Pre-Clinical Phase 1 Phase 2 Phase 3 Status & Designations EQ001 Itolizumab anti-CD6 acute graft-versus-host disease intravenous Pivotal study to support BLA filing FDA Fast Track and Orphan Drug Designations systemic lupus erythematosus (SLE) / lupus nephritis (LN) subcutaneous Phase 1b study actively enrolling FDA Fast Track Designation EQ101 IL-2/9/15 antagonist alopecia areata intravenous & subcutaneous Clinical PoC in Phase 1/2 CTCL study Open IND for Phase 2a study Subcutaneous delivery in development EQ102 IL-15/21 antagonist celiac disease subcutaneous Phase 1 study expected to include NHV and PoC in celiac disease Potential expansion into other GI Additional Products immunology & inflammatory disorders Broad potential including additional cytokine families and orally-delivered peptides Phase 3 initiated Q1 2022 Phase 1 initiation expected 2H 2022 Phase 2 initiation expected 2H 2022 Interim data expected mid-2022 Does not include MET642, an orally delivered Phase 2 ready FXR agonist program in ulcerative colitis. MET642 is being evaluated for strategic partnership opportunities.

Corporate

Expected to add $33 million in cash at closing and extend operating runway into 2024 Adds to achievable catalysts with current runway No additional FTEs and maintain sole discretion over the advancement of Metacrine programs No increase to R&D opex All-Stock Transaction EQ share issuance based on MTCR net cash at closing plus a 25% premium, divided by EQ share price using 10-day VWAP at closing with a collar of $2.70 to $4.50 Net cash, factoring in debt, liabilities and other adjustments, estimated to be $26M Concurrent with closing, EQ anticipates retiring its $10M loan and assuming MTCR's existing $15M loan with K2 HealthVentures Existing programs remain top priority Acquisition of novel drug candidate MET642, an orally-delivered, Phase 2-ready asset for UC Potential first-in-class, non-immunosuppressing agent for treatment of IBD Addresses aspects of IBD pathogenesis, including maintenance of epithelial barrier function and reduction of bacterial translocation Equillium to seek strategic partner  Acquisition Takeaways

Catalysts & Milestones Financed through multiple operational milestones and data catalysts Catalysts & Milestones Expected Timing EQUALISE Interim data from Phase 1b EQUALISE study - Type B patients (lupus nephritis) Mid 2022 Topline data from Phase 1b EQUALISE study - Type B patients (lupus nephritis) 2023 EQ101 Initiate Phase 2 study in alopecia areata 2H 2022 Interim data from Phase 2 study in alopecia areata 2023 EQ102 Initiate Phase 1 study in healthy volunteers and patients with celiac disease 2H 2022 Interim data from Phase 1 study in healthy volunteers and patients with celiac disease 2023

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